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08002575

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BWT

*CURRENT ADDRESS

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MAY 2 0 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05221 FISCAL YEAR 12-31-07

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DAT : 5/15/08

BEST AVAILABLE COPY

WATER has many faces


BWT – The Water Company



2007 Annual Report

BWT
BEST WATER TECHNOLOGY

IFRS	IFRS	IFRS	IFRS	IFRS	HGB	HGB
2004	2003	2002	2001	2000	1999	1998
488.1	416.0	431.0	419.5	399.0	245.3	229.1
24.9	13.6	24.4	26.1	25.2	18.7	20.2
22.9	11.4	20.4	21.4	22.2	14.8	18.6
17.1	7.7	15.2	15.2	15.4	9.3	14.4
30.2	21.2	32.0	28.8	25.4	17.2	20.9
33.9	28.7	31.6	4.3	27.9	2.6	-
17,833.5	17.833.5	17,833.5	17,833.5	16,500	16,500	16,500
0.96	0.43	0.85	0.90	0.93	0.56	0.87
0.27	0.24	0.24	0.22	0.22	0.211	0.203
10.3	6.3	9.6	14.9	16.7	12.3	11.3
137.7	124.3	123.4	111.2	97.9	85.3	84.7
2,780	2,688	2,466	2,511	2,510	1,839	1,654

Share price *)		2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
High	€	53.69	36.63	36.15	27.84	14.84	29.81	42.50	40.60	19.35	19.84	17.22
Low	€	31.54	21.78	21.65	15.25	8.60	8.39	21.90	13.04	12.93	13.15	9.05
Closing price	€	36.40	36.50	23.25	27.84	14.79	9.65	24.50	35.35	13.35	18.89	14.24
P/E (closing price)	€	24.6	29.4	22	30	34	11	27	38	24	22	18
Market value in	€	649	651	415	496	264	172	437	583	220	312	235

*) Pre-2000 years adjusted, 1:10 stock split in July 2000, IPO price 1992: € 7.45

Shareholder structure


YSRO B.V.
31.6 %
Free float
49.5 %
WAB trust
18.9 %

BWT price chart 1992 – 2007


Share price (€)
60
50
40
30
20
10
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Source: Wiener Börse AG

Trading range and year-end price

Overview		IFRS	IFRS	IFRS
		2007	2006	2005***
Consolidated group sales	€ m	397.5	362.0	463.5
EBIT	€ m	35.2	32.6	27.0
Earnings before taxes	€ m	35.3	31.8	25.7
Consolidated earnings	€ m	26.3	22.2	19.0
Cash flow from result	€ m	32.3	28.8	31.2
Cash flow from operating activities	€ m	22.5	26.9	26.4
Number of shares *)	in 1000's	17,833.5	17,833.5	17,833.5
Earnings per share	€	1.48	1.24	1.06
Dividends and bonus per share	€	0.38**	0.35	0.30
Investment in tangible and intangible assets	€ m	13.9	10.2	11.2
Equity	€ m	129.6	109.2	93.3
Employees as of 31.12.	persons	2,354	2,202	2,007

*) Previous years adjusted, 1:10 stock split in July 2000, **) Proposal to the AGM, ***) Spin-off aof AST-segment as of end October 2005

Summary balance sheet	2007		2006	
ASSETS	€ m	%	€ m	%
Long-term assets	116.2	40.6	109.4	42.7
Short-term assets	170.3	59.4	147.0	57.3
TOTAL ASSETS	286.5	100.0	256.4	100.0
EQUITY AND LIABILITIES	€ m	%	€ m	%
Equity	129.6	45.2	109.2	42.6
Long-term liabilities	58.7	20.5	56.9	22.2
Short-term liabilities	98.2	34.3	90.3	35.2
TOTAL LIABILITIES	286.5	100.0	256,4	100.0

Sales 2007 by business segment (in %)


Switzerland / Others
16%
Scandinavia
11%
Italy / Spain
8%
France / Benelux
24%
Austria / Germany
40%

Employees by business segment as of 31.12.2007


Switzerland / Others
343
Scandinavia
220
Italy / Spain
94
France / Benelux
573
Austria / Germany
1,124

BWT – The Water Company

The Best Water Technology Group was formed in 1990 from a management buy-out and is today Europe's leading water technology company. The goal of our 2,354 employees in 76 subsidiaries and associates is to provide private, industrial and municipality customers with innovative technologies that deliver maximum safety, hygiene and health in their daily contact with water.

Our strengths are developing, producing and marketing efficient and ecological treatment technologies which at the same time ensure that the life-giving and essential production element of water is handled in a way that preserves resources. This opens up global market opportunities for BWT, which we dynamically exploit.

The product range includes one-stop water treatment solutions for drinking water, heating water, boiler water, cooling water and water for air-conditioning systems, along with services for individual homes, hotels, trade and industry, and everyone who values safety, hygiene, health and the protection of water-conducting installations and devices against dirt particles, corrosion, limescale, bacteria etc. Our comprehensive product portfolio includes all water treatment technologies developed by BWT. Filters, AQA total limescale protection, water softeners, disinfection (UV, ozone, chlorine dioxide), dosing technology, membrane technology (MF, UF, NF, RO) and hygiene management (prevention of legionella) are examples of recognized processes.

BWT is a technological pioneer in many key areas, which has significantly contributed to the awareness of our market-leading regional brands BWT, HOH, Permo and many others.

The Fuel Cell Membrane Technologies (FCMT) segment develops high-performance membranes for the fuel cell industry, the energy converter of the 21st century. Significant successes in cost reduction and efficiency improvement combined with sharp rises in energy costs in recent years make fuel cells a promising technological alternative for a new era of power generation.

Subsidiaries and associates of the BWT Group as well as ten thousand subcontracted plumbers and water technology experts now cover all of Europe. Outside Europe, there is an expanding network of dealers.

Water and ecologically friendly technologies as well as an integral sustainability management with respect to our customers, employees, the environment, investors, market partners and society lead to responsibility and belong to the duties of our Company. The elixir of life that is water, the rising world population and the growing requirements in terms of safety, hygiene and health in daily life are opening up extremely promising business opportunities for us. By building on our strong European market position, we at BWT are working consistently toward realizing our vision:

BWT – The Leading International Water Technology Group.

Group results 2007

Chairman's statement

Dear shareholders, esteemed business friends



„WATER has many faces"
Andreas Weissenbacher, CEO

Human beings, animals, plants all would die without water. Without water, there is no life. Water gives our world a face and itself has many faces. Water touches all senses and accompanies us through our life, from the morning to the evening, from birth to death.

BWT – The Water Company, expresses our mission to develop eco-friendly and economic water treatment products and services for private households as well as industry and trade customers – a mission that was conceived at the time the company was established in 1990. This mission was also fruitful in 2007, evidenced by our ability to strengthen our already strong position in a diverse economic environment even further.

The steeply rising raw material and energy costs and the prime rate increases in the U.S. and Europe implemented by the middle of 2007 together with the U.S. subprime lending crisis in the second half of the year, have resulted in a significant slowing of the dynamic growth of the global economy. However, on a regional and sectoral level, the development must be viewed in a more differentiated manner. This applies to the European home markets of BWT as well. In the U.S., GNP growth was 2.2% after 2.9% the previous year; European countries reached an average growth of 2.6% compared with 2.9% the year before. China managed once again to produce a double-digit increase of its economic performance to the tune of 11.4%.

The rising awareness of safety, hygiene, and health issues associated with the sensitive topic of water yielded significant increases for the BWT Group in 2007 as well. Sales were increased by approx. 10% to € 397 million and thus exceeded our expectations for 380 million planned at the beginning of 2007. We were able to record solid growth in many countries. Sales in Eastern Europe and China made up approx. 8% of the Group's total revenues and the strategically significantly service sector roughly 20%. Price increases driven by rising material costs were mostly passed on to the market so that the EBIT margin remained stable for most of the part; EBIT was also increased by 8% € 35.2 million.

The net result reached the new record high of € 26.4 million, which means the equity yield rate is once more above 20%. The earnings per share thus amount to € 1.48 compared with € 1.24 the previous year. In spite of rising stock volumes consisting of pre-products and the further development of the product program, net debt was improved from 22.6% to 20.4%. The operative cash flow amounted to € 22.5 million.

We were able to expand our fuel cell membrane technologies portfolio with a promising licensing agreement and new developments. Efficiency increases and lowering costs are the primary focus of our work. The dramatic development of the energy prices and the climate change is sure to affect favorably the commercialization of the fuel cells.

We expect significant growth impulses from the implementation of our PoU (Point-of-Use) strategy as well as the international expansion based on our comprehensive technology portfolio. In contrast with the PoE (Point-of-Entry), our traditional business field, where water treatment takes place at the point of entry of the house water line, the PoU water treatment is carried out at the tapping point of the water. Table water filters, decarbonation filters for coffee machines and drinking water dispensers are typical PoU applications. This market is still highly developable and offers a large growth potential for our technical expertise proved and tested millions of times at the PoE.

In 2007, we therefore expanded our parent plant in Mondsee with a state-of-the-art production facility for filter cartridges and filter candles. The innovatibe PoU product program sets new quality standards and has won us important customers in a customer segment that is new to us. An additional regional growth mile marker was set with the founding of BWT Ukraine Ltd.

Our expenditures and investments for research and development amounted to € 10.6 million in 2007. The primary focus was on the new product program for the PoU business segment with its "Bestmax" and "Bestcup" filters for use in commercial and high-grade coffee machines. The newly developed "AQA nano" represents a powerful lime protection device for private households with an interesting price range developed as part of the BWT core business. BWT Sanisal – a revolutionary regeneration agent with hygiene effect for softeners – is now ready to be launched on the market. Basic research concerning fuel cell membranes was also consistently continued in 2007. Interesting joint projects with well-known industrial partners were here commenced and extended.

International stock markets had an eventful year in 2007. Due to the problems triggered by the real estate crisis in the U.S., finance markets newly assessed credit risks and consumption clearly slowed starting the middle of the year. Emerging markets, however, even accelerated their already very healthy expansion during 2007, primarily in the Asian region and here especially in China. The American Dow Jones Industrial Index was able to add 6%; the ATX only briefly peaked above the historic 5,000 mark and ended the year with a plus of 1%.

To increase awareness of BWT stocks and our unique positioning further, we participated in a total of 12 investor conferences and road shows as well as several local bank events and thus were able to gain numerous new shareholders. The share price increase of 47%, achieved by mid-year, with the new all-time high of € 54 (3 July 2007), shrank again by the end of the year.

We significantly strengthened the organizational structures within the Group by splitting off and newly establishing BWT Austria GmbH. BWT Austria GmbH will focus solely on customers in Austria while BWT AG as a holding company has assumed all Group functions.

Water technology companies were once again the focus of international investors and expansive enterprises during the last 12 months. Consolidation has continued. In 2007, Siemens announced four small transactions in the U.S. An important European deal consisted of the takeover of Norit by the private equity fund Doughty Hanson. Saur was taken over by a French financial investment consortium in France. In May of 2007, the U.S. company Danaher bought Chemtreat and in December, the sale of the Marmon Holding conglomerate (of which Ecowater is a part) to Berkshire Hathaway was decided.

I would like to take this opportunity to thank our Supervisory Board for its commitments and the highly constructive and active cooperation over the past few years. And I also thank all of our highly motivated and dedicated BWT employees for their industrious efforts. I am proud of this Best Water Technology team. We are grateful to our sister company, Christ Water Technology and their management with Dr. Karl Michael Millauer, Harald Wegscheider, and Malek Salamor for their agreeable cooperation and the opportunities offered by this partnership.

The dynamic of the market and the fascination for the topic water is alive in our companies. We purposefully work on implementing our vision of the "internationally leading water technology group" with a great deal of motivation and farsightedness and by fully concentrating on our strengths. Together with our market partners, our employees, and our shareholders, we will successfully realize this goal in the global market. Based on our progress during 2007 and the certainty that our vision will become reality, we propose to the general meeting a renewed dividend increase to € 0.38 per share.

Dear shareholders and business partners, I thank you for placing your trust in me. Safety, hygiene, and health in association with the life elixir water and first-class water treatments offer opportunities of which we will take advantage. I am looking forward to have you as our partner along this path in the future as well.

Yours,



Clear and natural

WATER has many faces



Clear, natural and refreshing – is there anything nicer than enjoying water in its most natural form direct from the source?

The BWT AQA total Energy limescale protection system leaves all valuable minerals in the water and transforms every tap into a bubbling energy source, enabling you to enjoy fresh BWT crystal water which is rich in vital substances from clean pipes.



BEST WATER TECHNOLOGY

BWT – the leading European water technology group

BWT
BEST WATER TECHNOLOGY

HOH
Best Water Technology

permo
TRAITEMENT DES EAUX

CHRIST aqua

Cillit
Water Technology

water + more

Anna®
by BWT

fumatech
Funktionelle Membranen und Anlagentechnologie



Group structure as at December 31, 2007

BWT Aktiengesellschaft
A-5310 Mondsee, Shareholders' equity: € 17,833,500.–

AUSTRIA/GERMANY

- BWT Aktiengesellschaft
A - Mondsee
- BWT Wassertechnik GmbH
D - Schriesheim
- Aqua Service GmbH
A - Mondsee
- BWT Group Services
A - Wien
- arcana pool systems GmbH
A - Gerasdorf
- BWT International Trading Ltd.
MT - La Valetta
- water + more GmbH
D - Wiesbaden
- FuMA Tech GmbH
D - St. Ingbert

FRANCE/BENELUX

- BWT France SAS
F - St. Denis
- C.P.E.D. SAS
F - Cergy Pontoise
- C.P.S. SAS
F - Cergy Pontoise
- BWT Belgium NV/SA
B - Zaventem
- Benchem NV
B - Boortmeerbeek

SCANDINAVIA

- HOH Water Technology A/S
DK - Greve
- HOH Vattenteknik AB
SE - Malmö
- HOH Birger Christensen AS
N - Rud
- HOH Separtec OY
FIN - Raisio

ITALY/SPAIN

- Cillichemie Italiana Srl
  I - Milano
- water + more Italia Srl
  I - Bresso
- Cilit SA
  E - Cornellà de Llobregat
- water + more Iberica SL
  E - Barcelona

SWITZERLAND/OTHERS

- Christ Aqua Ecolife AG
  CH - Aesch
- BWT & Christ Hungaria Kft.
  H - Budaörs
- BWT Polska Sp.z.o.o.
  PL - Warszawa
- BWT Ukraine Ltd.
  UA - Kiev
- BWT Česká Republika s.r.o.
  CZ - Říčany (Praha)
- ANNA International Ltd.
  MT - Sliema
- BWT Water Technology
  Shanghai Co Ltd., PRC

BWT
BEST WATER TECHNOLOGY



Safe and hygienic

Supervisory Board



from left to right: Dr. Wolfgang Hochsteger, Dipl.-Vw. Ekkehard Reicher, Serge Schmitt, Gerda Egger, Klaus Reinhard Kastner, Mag. Dr. Leopold Bednar

Mag. Dr. Leopold Bednar, Vienna – Chairman
Senior partner of CONplementation Unternehmensberatung GmbH.
Chairman of the Supervisory Board of BWT AG since 1991.

Dr. Wolfgang Hochsteger, Hallein –
Deputy chairman
Lawyer and partner of law firm Hochsteger Perz Wallner Warga;
Deputy Chairman of the Supervisory Board of BWT AG since 1991.

Dipl.-Vw. Ekkehard Reicher, Oberalm
Consultant; member of the Supervisory Board of BWT AG since 1996.

Gerda Egger, Golling
Management Board of the WAB trust; member of the Supervisory Board of BWT AG since 1996.

Serge Schmitt, Hagenthal-le-Bas, France
Member of the Management Board of Christ Ultrapure Water AG.
Member of the Supervisory Board of BWT AG since 2002.

Klaus Reinhard Kastner, MBA, München
Branch manager of Raiffeisen Landesbank Oberösterreich Aktiengesellschaft, Office Southern Germany; member of the Supervisory Board of BWT AG since 2001.

Management Board



Gerhard Speigner
Chief Financial Officer
since 1996

Andreas Weissenbacher
Chairman of the Executive Board
since 1990



Silky soft and relaxing

WATER has many faces

Silky soft and relaxing –
water is sensuous, it spoils you and caresses your soul, cares for your skin and your hair. We love to be as clean and soft as summer rain at home too.

With BWT AQA perla, every time you turn on the tap you can enjoy the comforting experience of soft water. Silky-soft BWT pearl water flatters your skin and has a pleasant, gentle feeling. It makes every shower or bath a mini spa experience.


BWT



BWT
BEST WATER TECHNOLOGY

Growth Engine Water

Water is a life elixir and corporate mission of the listed group of companies BWT. Global trends determine the water market and offer BWT unique growth opportunities for decades to come:[1]

World Population Continues to Grow

According to estimates by the UN Population Division, the current world population of approx. 6.6 billion people is going to increase to 9.2 billion by 2050. Water consumption will rise disproportionally due to the increasing average per capita water consumption currently at 625m^3 per year.

More and More People Live in Cities

Not only has the number of megacities increased from 86 in 1950 to 387 in 2000, but their size has increased as well. More than 6 million people on average live in the largest 100 cities. According to the UN, more than 900 million people must be connected to a functional potable water supply system over the next 8 years and more than 1 billion to wastewater treatment systems to achieve the millennium goal of halving the number of people with insufficient access to safe drinking water by 2015.

The Need for Food Increases

The FAO expects that the demand for food in 2030 will be higher by 55% than in 1998. Especially meat products have a high degree of water intensity.

Hidden water in food (in liters)



Beer (0,25l)
Coffee (1 cup)
Corn (100g)
Wheat (100g)
Soy (100g)
Hamburger (1 piece)
Rice (100g)
Goat (100g)
Pork (100g)
75
140
90
130
180
240
340
400
480
0
100
200
300
400
500

Source: UNESCO – IHE: waterfootprint.org in: SAM (2007)

Resources are Overused

Once mighty rivers today carry only a fraction of their former water volumes and groundwater levels continue to drop in some regions. Water overuse (freshwater stress) has dramatic local consequences.

Obsolete and Overaged Infrastructures

Supply networks were established in industrialized nations as early as the 20th century. Potable and wastewater lines have a service life of approx. 60 to 80 years and many of them have reached the end of their serviceability.



Increasing Water Quality Requirements

Not only does the population in many countries suffer from too little water being available, but also from an insufficient quality of what little is available. Nitrates, arsenic, heavy metals, bacteria, and other pollutants in surface and groundwater can lead to serious diseases and even death.

New Water Pollutants

Studies in Switzerland have shown that problematic chemicals continue to reach waters in spite of building wastewater treatment facilities. Toxic nitrogen compounds such as nitrite and ammonia, pesticides, and nitrates are increasingly detected in water treatment outlets after heavy rainfalls. Always new materials and compounds and hormone-active substances are an additional problem.

Health Consciousness Increases

Water is also a lifestyle product for many people. Today's consumer in Germany is able to select from among approx. 500 brand name bottled waters. The per capita consumption of bottled water in North America and Europe has grown by 60% between 1997 and 2004 and more than doubled in South America and Asia. Many people in those latter countries drink bottled water because they feel the quality of regular potable is insufficient.

Climate Changes

The global water supply and hydrologic balance will noticeably change in many regions over the next decades. According to the "Intergovernmental Panel on Climate Change" drought regions will continue to expand, heavy rainfall events with flooding will increase, and glaciers and snow regions will recede and decrease. Expansion of the glaciers in the Alpine regions has decreased by 22% between 1985 and 2000.



World Market Water

The global water market is estimated by SAM Sustainable Asset Management AG (study: "Zukunftsmarkt Wasser," December 2007) to be at approx. 400 to 500 billion USD - depending on delimitation and definition. Approx. 325 billion USD are in the potable and wastewater sector. The sale of packaged water has reached already considerable dimensions with a current figure of approx. 91 billion USD. Depending on the market segment, growth of the water market of 5 to 10% is expected over the next 10 years. However, there will be large differences depending on region and sector.

The market area of water treatment relevant for BWT includes a volume of 277 billion USD, of which drinking water treatment makes up approx. 132 billion USD and industrial water treatment amounts to approx. 24 billion USD. The target market of the BWT Group encompasses small, compact water treatment products for household use, building, and industry, a market with a global size of approx. 10 billion USD and expected average global growth of approx. 5%. Above average growth in emerging markets of Eastern Europe and Asia can be expected due to differences in market saturation.

Water treatment	Market volume (USD billion)	
Drinking water treatment	129.0	
Ozone treatment	0.3	
UV treatment	0.5	
Membrane systems	1.9	
Drinking water	131.7	
Waste water treatment	104.0	
Equipment industrial water treatment	12.0	
Chemicals and services	13.0	
Membrane systems for waste water	4.2	
Waste water	133.2	
Thermal desalination plants	2.5	
Membrane desalination systems	2.4	
Operation desalination plants	7.3	
Desalination	12.2	
Water treatment total	**277.1**	277.1
Drinking water network: new pipes	33.0	
Drinking water network: renovation	10.0	
Sewage water system: new pipes	35.0	
Sewage water system: renovation	14.0	
Distribution networks	92.0	
Pipes	42.0	
Valves	4.5	
Pumps	8.0	
Equipment	54.5	146.5
Management	20.0	20.0
		443.6



Crystal clear, effervescent and naturally pure

WATER has many faces



Crystal clear, effervescent and naturally pure –
the mere sight of an animated, glistening water surface is relaxing and tempts us to jump into its cool wetness. In the same way as for natural waters, we would like to enjoy clear, pure water in swimming pools carefree.

BWT purification systems ensure safety and hygiene in all pools.
By using state-of-the-art measurement, control and dosing systems and disinfecting by means of UV and ozone, maintenance costs and the usage of dosing agents in a swimming pool can be reduced to a minimum.



BWT
BEST WATER TECHNOLOGY

Highlights 2007



- BWT strenghtens market leading position in Europe
- Sales and earnings growth in core business Point-of-Entry
- Product innovations in Point-of-Use market create new potentials
- Geographic expansion in growth markets
- Dividend increase to € 0.38 per share

Value Strategy

VISION

BWT – The Leading International Water Technology Group

STRATEGY

Growth
– through innovation
– through geographical expansion
– in existing markets with existing technologies

FINANCING OF GROWTH

Long-term from organic cash flow


BWT – The Water Company

ECONOMIC ENVIRONMENT

The global economy continued to expand powerfully in 2007, whereas growth in the USA slowed down considerably compared with the end of the year. In terms of the financial markets, the problems triggered by the real estate crisis in the USA have led to a reappraisal of credit risks and to a substantial slowdown in consumption. The other side of the coin is that the considerable expansion throughout 2007 in the emerging countries has even quickened in pace, primarily in Asia and especially in China. In India and China, the GDP growth was again 9.4% and 11.4% respectively. In comparison, however, the growth of production in the industrialized countries can only be described as moderate. In the USA, the economy has already slowed down noticeably by the middle of 2006 due to a decline in construction activity. In the euro area and Japan, where real GDP had continued to expand powerfully until into 2007, economic development slackened off.

GDP growth in %	2006	2007e	2008f
Austria	3.3	3.4	2.4
Germany	3.1	2.6	1.8
France	2.2	2.2	1.9
Italy	1.9	2.0	1.6
Spain	3.9	3.8	2.5
Switzerland	2.7	2.5	2.3
Poland	6.2	6.6	5.5
Euro area	2.9	2.6	2.1
USA	3.3	2.2	2.2
Japan	2.2	2.0	2.2

Inflation in %	2006	2007e	2008f
Austria	1.5	2.2	2.0
Germany	1.8	2.3	2.2
France	1.8	1.6	2.1
Italy	2.4	2.0	2.4
Spain	3.1	2.6	3.3
Switzerland	1.1	1.6	1.8
Poland	1.3	2.5	3.8
Euro area	2.2	2.1	2.6
USA	3.2	2.8	2.1
Japan	0.3	0.0	0.5

Sources: Erste Bank, Kiel Institute for the World Economy, OECD

In the euro area, real GDP increased by approximately 2.6% in 2007, contributing factors being higher capital expenditure, exports and also consumption with a simultaneous fall in unemployment figures. The economy has proven to be robust in most of the core countries of Europe in 2007. For instance, overall economic capacity utilization increased again, although there were a number of negative influences. In addition to a restrictive financial policy, there were external shocks as the price of crude oil increased and the euro again appreciated. Furthermore, monetary conditions deteriorated as the turbulence on the financial markets continued. As a result, both the economic climate and consumer sentiment became gloomier.

In Germany, the initial effect of the increase in sales tax in the first half of 2007 was to dampen demand on the domestic market, in particular private consumer spending to a considerable extent, the more so as 2006 had been a year in which purchases were brought forward. It was not until the second quarter that consumers spent slightly more. House building investments also declined after the tax hike. At the same time, exports hardly increased at all because the growth of industrial production abroad was somewhat weaker. Finally, the situation on the job market improved, although not as briskly as in the winter half year, and unemployment reached 8.8% which is a percentage point lower than at the end of the previous year. France and Italy were also included in this trend, although of the major economies only Spain recorded above-average growth again. In most East European countries, economic growth was around 6% in 2007. Only Hungary increased by just under 2% due to the economic consolidation process which had been in progress since 2006.

Inflation was caused primarily by rising prices for raw materials, energy sources and foodstuffs. The ECB has pursued a restrictive course and continued the continuous interest rate increase cycle from the end of 2005 to June 2007 at the level of 4.0%, and kept this interest rate stable until 2008. The Federal Reserve Bank in the USA reacted very quickly to the recession in the USA anticipated by the financial markets and, with the first interest rate cut in September, reversed the interest rate cycle from a high of 5.25% to 3.0% in January 2008.

INDUSTRY ENVIRONMENT

In 2006, the robust economic environment in Europe resulted in a recovery of the industry that was supported by improved demand both in the household sector and the trade and industry sectors. 2007 saw a slowdown in growth especially in the consumer-oriented markets. In West Europe, the emergence of the crisis in the overheated real estate markets (Spain, Ireland, Great Britain), the interest rate rises and weaker consumption led to a cooling down of the construction industry with construction activity amounting to 1.7% in 2007, after growth had been almost twice this in 2006. In East Europe, growth was unchanged at 7.6%, with Poland even recording double-digit growth rates.

In the segments, commercial construction (one third of the construction volume) in Germany increased by over 6%, which was very positive for commercial transactions. Good tax revenue favored the infrastructure construction financed by the government in West Europe and by EU grants in East Europe. The most important construction division, house building, cooled off substantially over the year however. In Germany, a fall in sales of 4% is expected for 2007 as a whole.

In the last 12 months, a number of important acquisitions were again made within the water technology industry. In 2007, Siemens announced four small transactions in the USA. Probably the most important European deal was the takeover of Norit by the private equity fund Doughty Hanson, which was announced in April 2007. In France, Saur was acquired by a French financial investor consortium. In May 2007, the US company Danaher purchased Chemtreat and in December the sale of the conglomerate Marmon Holdings – belonging to the company Ecowater – was concluded to Berkshire Hathaway.

We estimate the market volume for water treatment systems in Europe in the residential sector at around € 1.5 billion, with long-term average growth of 3-5% per year. In contrast to the Point-of-Entry (PoE) segment, which includes traditional water treatment at the water pipe at the building entrance, the Point-of-Use (PoU) segment with water treatment at the source from which the water is taken still has small market volume in Europe. However, it does have considerably higher growth rates. Outside Europe, particularly in emerging countries with inadequate water quality, above-average growth is also expected.

The accounting policies correspond to those that were used in the 2006 annual financial statements. The expanded reporting requirements of IFRS 7 (Financial Instruments) were taken into account in the notes.

Organizationally, the 2007 financial year was characterized by the reorientation of BWT Aktiengesellschaft as a holding company concentrating on group management functions, by means of which BWT in the last few years achieved above-average growth in the group and took into consideration the objective of continuing to expand the market-leading role in Europe and pushing ahead with internationalization. Accordingly, BWT Aktiengesellschaft spun off its Austria operating business into a fully owned subsidiary and will concentrate on the functions of a managerial holding in future.

On July 11, 2007, the Management Board of BWT Aktiengesellschaft, Mondsee, and the Management Board of the recently formed 100%-owned subsidiary BWT Austria GmbH, Mondsee, signed a spin-off and takeover agreement. Under the terms of the agreement, BWT Aktiengesellschaft applies the Spin-off Act by means of universal succession and transfers its Austria operating business to BWT Austria GmbH. The transferring company continues to exist.

In addition to group management the activities of BWT AG as the parent company include administrative services in controlling, treasury, IT and human resources, as well as research & development, marketing and investor relations. The services for the group are offset within the framework of service agreements for the group companies. This represents an important source of income for BWT AG after the spin-off in addition to income from participations. The real estate properties also remain with BWT AG. The office and operating premises are leased to operating units.

After the spin-off BWT Austria GmbH will also devote itself with clear responsibilities to the further expansion of the excellent market position in Austria and is also active for other BWT sister companies as one of three main production facilities.

Sales development

During the 2007 financial year, the BWT Group generated consolidated sales of € 397.5 million and thus exceeded the previous year's result (€ 362.0 million) by 9.8%.


397.5
362.0
2007
2006

Total consolidated sales (in € million)


Switzerland / Others
16%
Scandinavia
11%
Italy / Spain
8%
Austria / Germany
40%
France / Benelux
24%

Sales 2007 by business segment (in %)

The development of the individual business segments was as follows:

Segment (Values in € million)	2007	2006	+/- %
Austria / Germany	160.8	146.1	+10.1%
France / Benelux	97.3	87.9	+10.7%
Scandinavia	42.3	42.5	-0.3%
Italy / Spain	32.7	31.3	+4.5%
Switzerland / Others	64.5	54.3	+18.7%
BWT Group	397.5	362.0	+9.8%

In 2007 also, the organic growth of the BWT Group of 7.4% exceeded estimated market growth, which in Europe, the core market for BWT, amounted to between 3% and 5%, depending on region. 2.4 percentage points of the sales growth came from new companies in the scope of consolidation, including Anna International Ltd. which had only been part of the scope of consolidation since the end of 2006.

Increased sales from commercial technologies in Germany were mainly responsible for the sales increase of 10.1% in the Austria / Germany segment. With almost 12%, sales from the service and spare parts business in this segment also showed improved development. The building installation business lagged somewhat behind expectations. FuMA-Tech GmbH is concerned with the development, production and marketing of specialist membranes for use in fuel cells and also operates in the Austria / Germany segment. With sales of € 2.4 million it achieved the level of the previous year.

The France / Benelux segment achieved a substantial increase in sales in 2007 with the figure of € 97.3 million improving on the previous year by 10.7%. Commercial technologies and the service business were the main growth drivers in this segment as well, each contributing 14% of the increase.

After the 13.4% leap in sales last year, the Scandinavian HOH Group stagnated in the 2007 financial year with sales of € 42.3 million. The steady growth of the Danish HOH parent company was leveled out by a decline in sales in Norway. The product mix was optimized further and overall this had a positive impact on gross margins.

The 4.5% growth in Italy / Spain was achieved by the increased sales of the Italian subsidiary Cillichemie, despite the adverse economic conditions, and the market launch of point-of-use products. In contrast, the Spanish subsidiary posted a decline in sales of 7.3% after years of continuous growth.

With an increase of 18.7% to € 64.5 million, the Switzerland / Others segment fulfilled expectations as the growth driver for the BWT Group. Although the ANNA table water filter business recorded a sales increase of more than € 5 million, overall it fell short of expectations somewhat. The Swiss company Christ Aqua again increased its high level of sales, this time by approximately 6%. This figure already takes into account the exchange rate for the Swiss franc which took a turn for the worse of 4 percentage points. The service business and the water dispenser sales attributable to PoU are the main factors in this pleasing development in Switzerland. BWT Polska posted a sales upturn of more than 28%, but unfortunately this increase in sales was not translated into a further earnings increase due to a poor product mix. In addition to Asian countries, East Europe presents a high level of growth potential for the BWT Group. Together with the export activities of other BWT companies, the East European countries generated sales of € 28.5 million in 2007 (previous year: € 26.3 million). Sales in China increased by 130% to € 2.3 million.

Point-of-use and the service and spare part business each generated approximately one fifth of the consolidated sales growth, while around 60% (€ 20.6 million) came from the point-of-entry business, the core business of BWT. Overall, the point-of-use products contributed € 11.3 million (around 3%) of total sales in the 2007 financial year, and the service and spare part business € 79.2 million (approximately 20%).

The BWT Group had an order book level of € 60.2 million as at December 31, 2007, which means an increase of 6.7% against last year's figure of € 56.4 million. The Austria / Germany segment is mainly responsible for the increase of the order book level.

Earnings development

With an increase of 7.9% to € 35.2 million, the increase in EBIT lagged behind the sales growth, although the improved financial result and a more favorable income tax rate resulted in a net profit of € 26.3 million, 18.1% higher than 2006. The targets for the 2007 financial year were thus exceeded. The segment earnings were also influenced to some extent by the service settlements implemented in 2007 for the first time, which the parent company of the group, BWT AG, carried out as part of its activities for the individual group subsidiaries in the areas of administration, research & development and marketing. This had a positive impact on the Austria / Germany segment and a negative one on the other segments.

EBIT breaks down by business segment as follows:

Segment (figures in € million)	2007	2006	+/- %
Austria / Germany	14.6	10.5	+38.9%
France / Benelux	5.5	6.3	-11.6%
Scandinavia	4.9	5.6	-12.5%
Italy / Spain	4.6	5.2	-11.9%
Switzerland / Others	5.6	5.0	+10.9%
BWT Group	35.2	32.6	+7.9%


44.2
40.9
2007
2006

EBITDA (in € million)


35.2
32.6
2007
2006

EBIT (in € million)


26.3
22.2
2007
2006

Consolidated net earnings (in € million)

In the Austria / Germany segment, the above-mentioned service settlement accounted for approximately half the earnings increase; another positive contributory factor in the positive development of EBIT was the release of a provision allocated last year for the adjustment of a receivable.

Earnings development in the France / Benelux was disappointing. A decline in EBIT of approximately € 0.8 million was recorded, despite a substantial increase in sales. Approximately half this decline is attributable to the service settlements in favor of the Austria / Germany segment, while the rest is due to a deterioration in margins in France in particular.

Without the service settlement of € 0.6 million, EBIT for the Scandinavian HOH Group would have been approximately the same as last year. The good development in Denmark more than compensated for poor earnings in Norway.

Around a half of the € 0.6 million decline in EBIT in Italy/Spain is also attributable to the service settlements. The improved earnings in Italy was more than offset by start-up losses in the point-of-use business and the decline in earnings in Spain.

The Switzerland / Others segment increased its EBIT by 10.9% to € 5.6 million. This increase is due to the pleasing development of Christ Aqua in Switzerland already mentioned in the context of sales. Earnings at BWT Polska characterized by margin declines were compensated for by one-off income from the successful recovery of a receivable worth € 0.8 million written down years ago.

Material expenses in the BWT Group increased from 40.6% to 42.5% of sales taking into account inventory changes. Increasing raw material costs, relatively higher costs of materials in new business activities (point-of-use, expansion into East Europe and Asia) and a less favorable product mix, have brought about this development.

Personnel expenses increased year-on-year by 6.9% to € 119.8 million; in addition to regular wage adjustments, the increase in the number of staff in the Service area as well as the increased productions and assembly capacities in Austria and Poland have led to this increase.

Depreciation and amortization rose by 8.5% from € 8.3 million in the previous year to € 9.0 million. The increase is due to the recently more intensive investment activity and a write-down on a trademark.

Other operating income increased from € 5.3 million to € 6.6 million due to the reversal of value adjustments for receivables. The capitalized labor remained at last year's level of € 1.0 million.

In 2007, other operating expenses increased by 5.7% from € 68.5 million to € 72.4 million and amounted to 18.2% of sales (previous year: 18.9%). Advertising expenses increased by 22% from € 9.1 million to € 11.1 million, while fleet and vehicle costs and freight and warehousing each increased by € 0.8 million and therefore developed in a similar way to sales. The area of trade receivable risks saw a year-on-year saving of approximately € 1.1 million, while costs for personnel from third parties increased from € 3.9 million to € 5.1 million.

The EBIT margin declined from 9.0% to 8.8% of sales. This was due, as explained above, to the increase in material tangents which were not completely compensated for by below-average increases in fixed costs.

The financial result improved year-on-year by € 0.9 million from € -0.8 million to € +0.1 million. This improvement in earnings was due to higher dividend payouts from financial participations, while the progressive increase in the interest rate negatively impacted net interest income in the euro area.

Earnings before tax increased by 10.9% from € 31.8 million to € 35.3 million and therefore amounted to 8.9% of sales (previous year: 8.8%). In 2007, the consolidated tax rate improved to 25.5%, while the previous year it equaled 30.1%. The higher profit share from non-taxable income from participations, lower profits in the high-tax country of France, lower back payments of taxes for previous years and the effect of service settlements were all factors in this pleasing development.

The net profit for the BWT Group increased by 18.1% from € 22.2 million to € 26.3 million, and the profit shares of minority shareholders amounted to € -0.2 million (previous year: € 0.0 million).

The consolidated earnings of the BWT Group after minority interests thus improved by 19.1% from € 22.2 million to € 26.4 million.

In the 2007 financial year, the number of shares issued remained unchanged at 17,833,500 shares, whereby earnings per share increased by 19.1% from € 1.24 last year to € 1.48.

With the improvement in earnings and the healthy balance sheet situation, the Management Board are proposing the Annual General Meeting that the dividend be raised by € 0.03 or 8.6% to € 0.38 per share. An amount of € 6,776,730 (previous year: € 6,241,725) is expected to be distributed to BWT shareholders in June 2008.

Development of the asset and financial position

With the exception of cash flow from operating activities, all key financial figures of the BWT Group remained at the same positive level of last year or even improved.

In 2007, the cash flow from result amounted to € 32.3 million and thus improved by 12.2% on the previous year's figure of € 28.8 million. Due to the strong increase in working capital, in particular for inventories and delivery receivables, cash flow from operating activities declined year-on-year from € 26.9 million to € 22.5 million.

Cash flow from investing activities amounted to € -15.3 million compared with € -7.4 million last year. This higher cash outflow has arisen due to the increase of investments to approximately € 15.1 million, while the BWT Group generated cash inflow last year of approximately € 9.7 million last year from the sale of a financial participation. In 2007, expenses for company acquisitions amounted to € 1.5 million (previous year: € 7.2 million).

The most important investment projects of 2007 were concerned with the development and expansion of production capacities for the point-of-use business in Austria, the acquisition of a global trademark right for Christ Aqua, the research and development work capitalized in accordance with IFRS regulations (mainly for a new generation of drinking water softeners under the name AQA perla) and the expansion of storage and assembly areas in Poland.

The cash flow from financing activities amounted to € -6.0 million (previous year: € -23.7 million) and primarily related to the dividend payment of € -6.2 million.


32.3
28.8
2007
2006
Cash flow from result
(in € million)


22.5
26.9
2007
2006
Operating cash flow
(in € million)


15.1
10.8
2007
2006
Capital expenditure
(in € million)

In 2007, net debt in the BWT Group increased from € 24.7 million to € 26.5 million, while gearing (net debt/equity ratio) improved from 22.6% to 20.4% due to the higher level of own funds.

Total assets in the Group increased by 11.7% from € 256.4 million at the end of the previous year to € 286.5 million on the 2007 balance sheet date. Group equity was € 129.6 million on December 31, 2007 (previous year: € 109.2 million), which meant an improvement in the equity ratio from 42.6% to 45.2%.

The return on equity (RoE – net profit before deduction of minorities' interest against average equity) declined from 21.9% to 20.2% due to the higher equity. The return on capital employed (ROCE – EBIT adjusted to taxes on earnings compared to the average total capital employed) increased from 17.3% to 18.1%.

Balance sheet structure


Assets (in %)
5.4
5.5
Liquid funds
34.8
33.7
Receivables, prepaid expenses
21.0
20.4
Inventories
38.8
40.3
Fixed assets
2007
2006
Liabilities (in %)
39.2
40.3
Liabilities
15.5
17.1
Provisions
45.2
42.6
Equity
2007
2006

Personnel and environment

As of December 31, 2007 the BWT Group had a total of 2,354 employees, while this figure at the same time last year was 2,202 employees. The increase of 152 employees (+6.9%) was primarily due to the increase in production and service capacities and the expansion into East Europe and China.

1,124 employees work in the Austria / Germany segment (previous year: 1,022), 573 in France / Benelux (previous year: 568), 220 in Scandinavia (previous year: 210), 94 in Italy / Spain (previous year: 90) and 343 in the Switzerland / Others business segment (previous year: 312).

BWT employees have a large variety of responsibilities (of both a technical and commercial nature) and extensive possibilities for development. Within BWT there is a flat organizational structure which enables direct, personal communication. Average staff turnover show a positive picture. As has been the case since the founding of BWT, there were no strikes or labor disputes in 2007. Social benefits exist in many forms at many locations. These include canteens, supplements to voluntary pension guarantees, concessions for supplementary health insurance, complimentary drinks at the workplace and many similar schemes. An amount totaling € 530,000 was spent by the BWT Group on external training in 2007 (previous year: € 462,000). There is no share option scheme at BWT; management members, field staff and other key employees are included in various local profit share and bonus schemes.

The Management Board would like to express its thanks to all BWT employees for their commitment and exceptional commitment during the past financial year.

In the course of 2008, the intention is to record data relevant to the environment regarding both the use of resources and emissions (waste and sewage etc.) in a Group-wide database and to monitor its development.


2,354
2,202
2007
2006

Employed staff as of December 31, 2007: 2,354 persons


Switzerland / Others
343
Scandinavia
220
Italy / Spain
94
Austria / Germany
1,124
France / Benelux
573

Employees in segments as of December 31, 2007

Overall, however, the impact of BWT's operating activities on the environment, measured by the size of the company, can be classified as relatively low. The BWT Group uses more than 500 company or leased cars that are used primarily by sales and customer service personnel. As a result of the expansion of service activities and the growth of the Group, an increase is foreseeable in this respect which, however, should be limited by the acquisition of more economical vehicles and newer engine generations. BWT products are developed and manufactured in accordance with the optimization of economy and ecology and their function make a positive contribution in many areas to sustainability.

Research and development

In 2007, research and development work at BWT AG focused on continuous development of the product range and on the new development of products in the point-of-use business area.

New additions in terms of point-of-use products included the "Bestmax" and "Bestcup" versions of water filters for use in professional coffee machines and the "Steammax" version for ovens. With "AQA nano", BWT's business saw the development of an efficient limescale protection device for private households, which is also attractive in terms of price. The new generation "AQA perla" of domestic water softeners was introduced in Germany and Austria at the start of 2008. "Sanisal P", a special forward-looking regenerating salt for the disinfection of water softeners, was brought to market maturity in the Pharma and Life Science business area.

2007 also saw the rigorous continuation of fundamental research for fuel cell membranes. In this respect interesting joint projects with accredited industrial partners were recently entered into and successfully completed.

The BWT Group has four research facilities connected to the production facilities in Austria, Germany, France and Switzerland. The goal of employees in the BWT development laboratories is to develop new products and procedures as well as enhance existing ones, the focus being on resource-preserving processes in line with the optimization of economic efficiency and ecology.

With its research and development work and the resulting products and procedures, the BWT Group is dedicated to maintaining a flawless water quality, thus contributing to the health of people, animals and plants. For BWT, research and development is one of the three supporting pillars of its growth strategy.

Risk management

Active management of risks is an important component of all the decisions and business processes of BWT AG. The objective is to optimize the company's overall risk position, while exploiting the opportunities that arise to their best advantage and thus to ensure the long-term existence of the company. Accordingly, "risk" implies both the danger of a negative deviation and to the defined company goals and strategies as well as a positive opportunity to benefit from such a deviation.

The identification, evaluation, control and monitoring of risks is carried out on the basis of binding, fixed risk areas and event categories, whereby a distinction is made between internal and external risks depending on whether in the company or in its environment.

The risks are fundamentally the same as those outlined in last year's report:
The regional and national markets for water treatment are subject to specific developments that are cyclical, political, legal and economic. Population growth and structure, demand for modernization and renewal, shortage of available water resources, increasing health awareness, changes to consumer income, general economic growth and construction, changes to interest and tax rates, legal requirements, technological development and similar factors affect the demand for water treatment systems. The consequences of these changes are fluctuations in sales and profits as well as in the purchase and sales prices of the products and services that we offer. Such fluctuations could have negative effects of the net asset, financial and earnings situation of the Group.

As a leader in technology, we are continuously developing products and procedures that are based on new technologies, whose manufacture in some cases is only possible with the use of complex and, in some cases, newly developed and expensive production technologies. Despite extensive testing, the occurrence of faults cannot be ruled out. In addition to the loss of customers and claims for compensation, this can also affect the reliability rating of the company's products and services and lead to a decline in demand for the business area concerned. This in turn could have negative effects on the net asset, financial and earnings situation of the Group. We believe that the BWT Group will continue to grow and intend to further this by selective entry into new markets/regions and the use of new and innovative technologies. Factors impacting the capability of the company of handling growth expected in the future will include developing new products and services, employing suitable staff, controlling costs, maintaining effective quality assurance as well as further developing and expanding company management, technology and accounting systems. If this does not succeed in the necessary manner, the net asset, financial and earnings situation of the Group could be adversely affected.

In the past BWT has carried out a series of acquisitions and established new companies. We believe that there will be further purchases and/or new companies established in the future. The possibility that such purchases and/or new companies that have already been carried out or that will take place in the future are less successful cannot be ruled out. In particular, there is the risk of successfully incorporating the companies already acquired or bought in the future into business activities and the company organization of BWT and achieving planned, positive synergy effects.

If implemented acquisitions and founding new companies are not successful or if future acquisitions and new companies are not successfully implemented, this could have an adverse effect on the assets, finance and earnings situation of the Group.

A key element of our corporate success is based on the experience, contacts and knowledge of the company management and other key personnel. In the event of the resignation of members of management or key personnel there is no guarantee that the company will be successful in an appropriate period of time and in line with market conditions. In this case the challenge is to recruit personnel qualified to the same level with a comparable level of expertise, and thus also to guarantee continuous, successful management for the company. A similar risk also exists for the management of BWT subsidiaries and could have an adverse effect on the net asset, financial and earnings situation of the Group.

The planned growth of the BWT Group is related to a large number of unknown and incalculable factors that may influence a forecast of future business development. These factors include general, economic conditions and the capability of utilizing potential existing markets or of expanding into new markets. The uncertainty of future development and market positioning as well as financial risks may have a negative influence on the net asset, financial and earnings situation of the Group.

The BWT Group's capability to continue its growth, to grow in line with the market and to open up new markets is dependent on factors such as the development of the Group's competitive situation, the possibility and cost of financing this growth and as well as the Group's capability to market additional products and services. This also includes the corresponding organizational and operational structuring as well as the required internal monitoring and control systems. If the Group is not successful in adjusting its structures to the intended growth and changing market conditions, this could have an adverse effect on its net asset, financial and earnings situation.

The Management Board is not currently aware of any risks that could endanger the company's continued existence.

Information in accordance with Article 243a of the Corporate Commercial Code

The share capital consists of 17,833,500 shares (previous year: 17,833,500 shares) each of which represents an equal participation in the issued equity of the company.

The Management Board does not know of any restrictions relating to voting rights or the transfer of shares.

Major shareholders of BWT AG are YSRO Holding B.V. (31.6%) and WAB Privatstiftung (approximately 18.9%). The free float of 49.5% is held by Austrian and international investors. BWT shares are quoted on the Prime Market of the Vienna stock exchange and bear the international security identification number AT0000737705. In the USA, BWT shares are traded on the OTC market via a Sponsored ADR Level 1 Program from the Bank of New York Mellon.

The Management Board is not aware of any particular controlling rights of the shareholders. There are no known key participations of employees of the BWT Group, as all shareholders are, also employees with shareholdings are free to exercise their voting rights at Annual General Meetings.

There are no regulations about the appointment and dismissal of members of the Management Board and the Supervisory Board and about changes to the company's Articles of Association that are not derived directly from the law.

On the basis of the valid BWT AG Articles of Association in accordance with the Annual General Meeting resolution of May 24, 2007, the Management Board is authorized up to June 20, 2012 to increase the equity capital of the company by up to € 8,916,500 to € 26,750,000 by issuing new shares.

Article 29 of the valid BWT AG Articles of Association stipulates that the reduction provided for in Article 26, paragraph 1 of the Takeover Act for determining the price for a mandatory offer is ruled out. In addition, the Management Board is not aware of any significant agreements in which the company has an interest and that become effective in the case of a change of control in the company as a result of a takeover bid.

There are also no compensation agreements between the company and its Management Board and Supervisory Board members of employees in the event of a public takeover bid.

Outlook

The focus of BWT activities on the development, production, marketing and servicing of standard products for water treatment will continue to be reflected in the future in good sales and earnings growth if good economic conditions remain unchanged. BWT – The Water Company – will focus increasingly on the further development of its brand policy.

BWT management will pursue in 2008 also geographical expansion primarily in the growth markets of Eastern Europe and Asia as well as the expansion of the product range, especially in the so-called "point-of-use" area. Consolidation of the organization in Hungary and expansion of activity in the growing Russian market are two of objectives on the agenda for the coming financial year.

The secure equity base and optimized cash flow are the basis for the rigorous implementation of the strategic objectives.

The Management Board anticipates further positive business conditions, an increase in Group sales to € 425 million and consolidated net earnings of € 27 million in 2008.



Clean and environmentally friendly

WATER has many faces

Clean and environmentally friendly – hydrogen and oxygen are combined in the fuel cell separated by a proton-conducting, gas-impermeable membrane, with conversion of energy to water. The fuel cell is therefore the optimum method of converting chemical energy in an electrochemical process directly into electrical energy and heat and providing clean, environmentally friendly energy for sustainable mobility, communication and heat and energy supply.

In this future market, the BWT subsidiary FuMA-Tech positions itself as a supplier of innovative membranes as central components of a membrane electrode unit, the heart of the fuel cell.


FuMA-Tech PEM

BWT
BEST WATER TECHNOLOGY

Fuel Cell Membrane Technologies

Clean energy for the 21st century

The scenario which only recently we thought was still decades away is now impacting our life today as the finite nature of the fossil energy era is beginning to cast its shadow. The massive increase in oil prices to over USD 100 per barrel changes the economic gravitational field on our planet. In view of increasing CO_2 emissions, the noticeable climate change and the growing requirement for energy worldwide, alternative forms of energy and the fuel cell offer environmentally-friendly means to escape the energy crisis. Using controlled "cold combustion", hydrogen, methanol or a reformate with oxygen are brought together and represent an efficient method of electricity and heat production – with no toxic emissions.



In order to achieve the objectives agreed in Kyoto to reduce carbon dioxide emissions, a range of measures is required in the area of private and industrial energy use. The fields of energy generation and energy distribution are just as affected as transportation, traffic and small private consumption. Decentralized energy generation is assigned a special role in this respect, as the loss of power and conversion losses have already exceeded the energy consumption by industry or transportation.

Another important task in this context is the use of carbon dioxide from neutral and renewable forms of energy such as solar energy, wind energy, hydropower and biomass. However, the use of renewable forms of energy generally also needs new procedures and technologies in order to store energy. This is especially important for the further expansion of wind energy. For very high performance areas, the adiabatic[1] storage of compressed air in salt mines is also being investigated in addition to water storage plants.

In addition, the storage of energy as hydrogen and the use of redox batteries with liquid electrolytes is being accorded maximum significance. As component suppliers for hydrogen generation, BWT and its subsidiary FuMA-Tech are involved with energy generation from hydrogen in fuel cells and with reversible energy storage and energy generation in redox batteries.

[1] *ie without exchanging heat*

For this market of the future, FuMA-Tech is supplying first-rate membranes for water electrolysis, innovative fumion® polymers and fumapem® polymer membranes for fuel cells, fumasep® water transfer membranes for the wetting of gases and air as well as novel membranes for vanadium redox batteries.

BWT and FuMA-Tech are thus supplying membrane and components for the mobile use of fuel cells in cars, for the stationary use of fuel cells in the generation of heat and electricity and for the portable use of micro fuel cells in electric equipment.

Products, markets & applications

As a manufacturer of polymers and membranes for fuel cells, FuMA-Tech can offer certified products for the full range of uses. Both perfluor-sulfonate membranes and non-fluorinated hydrocarbon membranes are used. The product range has recently expanded to include anion exchange membranes and membrane wetting devices.

FuMA-Tech has positioned itself strategically as a supplier of components. The manufacture of fuel cell modules is ruled out on principle. FuMA-Tech is thus never in competition with potential customers and OEMs from the field of car applications or with manufacturers of fuel cell systems.

As a result, established "membrane electrode assemblies" (MEAs) manufacturers are the first target as a potential client base. This also applies to the use of fumapem® membranes for stationary use. However, it is becoming apparent in the mobile and portable use of fuel cells that the manufacture of MEAs is increasingly being assumed by the end customer. In the longer term, this is expected to produce greater demand for uncoated membranes and consequently an additional market for fumion® polymers and fumapem® membranes.

This strategic alignment has allowed us, with minimum risk, to bring together successfully the strengths of our innovative development and a large number of patents with product experience from the manufacture of membranes for water treatment and a clear direction for marketing.

A large number of companies now develop and manufacture proton exchange membranes. In addition to worldwide patent protection for the manufacture of improved perfluorinated membranes as well as for the manufacture of stable non-fluoric hydrocarbon membranes, the expertise and patent protection of FuMA-Tech is supplemented by the unique inorganic/organic multi-matrix membranes as well as the procedure for their manufacture and use.

Membrane fuel cell components are classified by area of operation and use. FuMA-Tech supplies fluorinated fumapem® and non-fluorinated fumapem® polymer membranes for low temperature fuel cells used at low moisturization and at temperatures of up to 85°C (type 1). These membranes are used in particular in stationary applications, for instance in uninterrupted power supply and also in portable applications.

FuMA-Tech provides the familiar inorganic/organic hybrid membrane fumapem® FZP (type 2) for use with medium temperature fuel cells in operation at temperatures up to 125°C, usually without external wetting. These membranes are predominantly intended for use in both stationary and mobile applications and for the on-board supply in an APU (auxiliary power unit). FuMA-Tech has comprehensively safeguarded this area of application in particular using patents.

The current development work on dry proton conductors (type 3) will continue in another application area, namely high temperature fuel cells in operation at up to 180°C without water. FuMA-Tech supplies polymers and fumapem® A membranes from ABPBI for doping with phosphoric acid. These membranes have already been successfully tested by customers in long-term stationary applications in over 20,000 hours of operation.

The direct methanol fuel cell for portable small applications will also be of particular importance (type 4). The influence of both the membrane and the catalyst charging are crucial in determining the power density of a cell. FuMA-Tech supplies fumapem® ST hydrocarbon membranes exclusively licensed by the Max-Planck Gesellschaft specifically for this application area.





The interest in DMFCs has dwindled somewhat due to both, the high platinum charging in a direct methanol fuel cell and the substantial increase in the price of platinum in 2007 to over USD 2,000 for the troy ounce. However, catalysts containing no precious metals are now available for use in alkaline fuel cells. This resulted in great market potential for FuMA-Tech in 2007. The fumapem® FAA and fumapem® AA membranes represent novel membranes for alkaline cells with and without fluid electrolytes. New markets in both portable and mobile applications of fuel cells are now being worked based on these new membrane materials.

Lastly, oxidation-stable anion exchange membranes (fumapem® FAP) are still being supplied for use in redox batteries. Electrochemical benefits and a high degree of long-term stability have been demonstrated, especially when used in vanadium redox batteries. They are currently used in the power range 1 kW to 500 kW, although there is the potential to extend this to higher power ranges in energy storage in power plants.

A leading component supplier to the fuel cell industry

As an established membrane manufacturer, FuMA-Tech provides all the components required to produce a membrane electrode unit such as polymers, polymer solutions and membranes. In addition, it manufactures and distributes membranes for producing hydrogen through the electrolysis of water. The available expertise and the production plants for the series production of flat membranes form a sound basis for the fuel cell business. The end of 2007 saw the start of work to expand the production plants and relocate the coating facility to a clean room. At the same time, the options for the qualification of products were expanded. A listing of polymers and polymer solutions in line with REACH was started.

On the periphery of fuel cell systems, components are also needed to wet fuel gas as well as for process and cooling water. FuMA-Tech supplies specialist membranes for the wetting and internal water management of fuels. These products are expected to be used at a later date for heat recovery in low-energy houses in the so-called ERV market (energy recovery ventilator).

The polymers and membranes manufactured by FuMA-Tech are currently used mainly in small batches, prototypes and development products at OEMs, by manufacturers of membrane electrode units as well in research institutes and universities. In order to improve the commercial availability of these products throughout the world, an online webshop is being successfully operated via FuMA-Tech's website.

Further expansion of R & D cooperations

In order to guarantee the sustainability of the work at FuMA-Tech and to ensure the market position is safeguarded in the long term, cooperations signed in the past were extended in 2008.

In addition to HIAT gGmbH in Schwerin, the most important research and development partners in Germany include various institutes of the Max-Planck Gesellschaft, the Fraunhofer-Gesellschaft and the Helmholtz Institute.

The objective of the ongoing work is to optimize products for water-free operation at temperatures up to 160°C, as well as for micro fuel cells in operation with methanol vapor for portable medical equipment and with liquid methanol for portable equipment such as electric tools.

In a network of different universities and research centers, development of a dry proton conductor "DryD" and improvement of the mechanical properties of fumapem® S continues to be conducted.

In a European research cooperation, FuMA-Tech in involved with the development of components for use in cars. As part of the "AutoBrane" program, improved membranes for mobile use are being developed in cooperation with a multitude of car firms. In the project entitled "HySYS", a compact membrane wetting device is being developed for use in motor vehicles. In Apollon-B, the use of economic catalysts containing no precious metals is finally being investigated for fuel cells at temperatures up to 180°C.

In 2007, FuMA-Tech obtained an exclusive license from the Max-Planck-Gesellschaft for a novel material with very promising characteristics. The agreement grants FuMA-Tech the exclusive right of use for a patent on a new material for fuel cell membranes, including its manufacture and application. The new material, sulfonated poly(arylene) offers the possibility of overcoming the considerable limitations of conventional fuel cell membranes, as it possesses hitherto unmatched hydrolytic and thermo-oxidative stability, very high conductivity with a low degree of moisture and very little absorption of methanol.

In the 2007 financial year, the existing development and supply cooperation with the "National Innovation Company New Energy Projects (NIC NEP)" a subsidiary of OAO Norilsk Nickel MMC, for the development of membrane electrode assemblies as well as the manufacture and supply of membranes and materials for stationary fuel cells was extended further. All the milestones of this cooperation have until now been achieved with no delays. The results of this cooperation were presented to the public trade fairs Hannover, Rome and Tokyo.



Refreshing and healthy

WATER has many faces



Refreshing, healthy and vital –
water is the source and origin of all life. 65% of our body is made up of water and even a water loss of 3% can lead to tiredness, loss of energy and anxiety.

BWT AQUAdrink water dispensers supply filtered, cooled water at the touch of a button and are therefore the ideal thirst quencher and energy supplier in the workplace or school.

BWT active plus magnesium is the first table water filter which not only filters tap water, but also enriches it with the important mineral magnesium.


BWT

BWT
BEST WATER TECHNOLOGY

Sustainability report

Since its incorporation in the year 1990 is has been the philosophy and mission of BWT to design and sell ecologically and efficiency optimized products. "Water treatment with responsibility" is intrinsically tied to sustainability creating a high commitment of the people in our company. Sustainability goes beyond that and also addresses internal processes affecting all other stakeholders. "Corporate Social Responsibility" (CSR) means our promise to act ethically and to contribute to sustainable, economic development, so that the lives of all relevant stakeholders are improved through cooperation.

Sustainability

One of the first and most important global initiatives, which asked leading private sector companies as central partners to solve social and environmental challenges, is the United Nations Global Compact which was launched in January 1999. UN Secretary General, Kofi Annan, invited business executives to take part in this international initiative at the World Economic Forum (WEF) on January 31, 1999. Today the initiative is supported by approximately 3,000 companies from 100 countries as well as employee representatives and the general public. They work together to implement the ten principles of the Global Compact concerning the areas of human rights, labor rights, the environment and anti-corruption. CSR is also stipulated as an international objective in the plan of action of the World Summit on Sustainable Development held in Johannesburg (2002).

In March 2005, work began in the Brazilian city of Salvador/Bahia on an international standard for social responsibility – ISO 26000. 225 experts from 43 countries and 80 people from international organizations such as ILO (International Labor Organization), WHO (World Health Organization) and UNIDO, met and discussed 32 resolutions which define the framework for further work on the standard which is to be published in 2010.

The new G3 Guidelines for sustainability reporting were presented at the meeting of the international CSR expert network, Global Reporting Initiative (GRI), at the start of October 2006. Also at this meeting, Global Reporting Initiative and UN Global Compact announced their alliance and addressed leading companies with a call to action. As a result, members of Global Compact are in future required to produce a sustainability or CSR report that can be composed in accordance with the GRI guidelines.



Principles, mission and strategies

BWT – BEST WATER TECHNOLOGY – is our identity and our program		
The goal:	**Best**	Performance and achievements
The task:	**Water**	Safety, hygiene and health in the water
The solution:	**Technology**	Optimization of economy and ecology

Our vision reads: "BWT – the leading international water technology Group". Our strategy is growth through innovation, geographical expansion, and growth in existing markets with existing technologies. Financing should be by way of the company's own cash flow. In so doing we are thoughtful of the scarcity of water on our planet. Our employees are a key factor in our success and we specifically encourage their further development. The focal point is customer-oriented thinking and behavior, based on a long-term partner-ship and continuous evaluation of customer requirements with the goal of finding the best possible solution. We are responsible to society as well as the government and its authorities for complying with all the statutory regulations. With our market partners we maintain fair relationships based on respect. We want to offer our investors as high a return on their capital as possible. Our water treatment products and their manufacture should make a positive contribution to the ecosystem.



In 2007, BWT took further steps towards implementing its sustainability strategy which focused on the domains customers and employees.

Organizational framework

In July 2006, BWT's CSR project was created with a project team at Group level under the enlistment of a consulting company. In terms of organization, BWT set the goal of making CSR an integral management function, whereby the management of the Group companies and the Management Board (CEO Andreas Weissenbacher and CFO Gerhard Speigner) have the principle responsibility. The internationally recognized GRI template was chosen as the reporting standard on the basis of which a survey was carried out at the most important manufacturing Group companies. Existing certifications in accordance with ISO 9000 and ISO 14000 formed an important link.

Main factors

Important stakeholders for BWT were identified as: customers, employees, suppliers, the environment, society and investors. The following diagram illustrates and substantiates the dimensions of our stakeholders.

BWT operating function	Stakeholder	BWT-Stakeholder
Finance ➤	Investors	32% YSRO, 19% WAB-Privatstiftung, 49% free float, approximately 70 institutional investors
Personnel ➤	Employees	2,354 employees at over 40 sites, 100% in Europe, € 120 million
Research & Development ➤	Environment (product effects)	Economically and ecologically optimized water treatment products and procedures
Purchasing ➤	Market partners (suppliers)	Purchasing volume: € 243 million, several thousand suppliers
Production ➤	Environment	4 production sites: Mondsee (A), Schriesheim (D), Paris (F), Aesch (CH)
Marketing & service ➤	Customers	Sales: € 397 million with wholesale and retail customers; planners, architects and industry

Customers

Our customers include wholesalers, plumbers, architects, planners and a large number of businesses and industrial companies from virtually all branches of industry as well as municipalities (e.g. hospitals). We generate 98% of our sales in Europe. An important indicator for BWT is the regular measurement and analysis of customer satisfaction which has shown a stable, positive outlook at a high level in recent years. Quality management in accordance with ISO 9001 (in Germany also in accordance with ISO 14001) is implemented at the largest sites of the Group and in the process of being implemented in the rapidly expanding Group. A systematic Customer Relationship Management (CRM) system has also been installed in France, Germany and Austria and is in the pipeline for other locations.

Employees

BWT employees have a large variety of responsibilities (technical and commercial jobs) and extensive possibilities for development. Within BWT there is a flat organizational structure which enables direct, personal communication and is arranged in a country-specific manner. Regular employee satisfaction surveys are carried out which, like the analysis of staff turnover, reveal a positive figure on average. As has been the case since the incorporation of BWT, there were no strikes or labor disputes in 2007. In the year 2007, a group-wide Code of Conduct was established for employees. Together with General Purchasing Conditions for suppliers the regulations cover labour conditions and social standards (relating to SA 8000) as well as a prohibition of bribery.

Suppliers

Due to the vertical range of manufacture of the Group, purchasing is of great importance. In addition to purchasing organized locally, there is a central Group purchase department which is operated together with the sister company, Christ Water Technology, and thus can use economies of scale.

Environment

On the whole, we estimate the overall influence of our operating activities on the environment to be relatively low in relation to the size of BWT. Data relevant to the environment both regarding the use of resources (energy and water etc.) and emissions (waste and sewage etc.) are collected annually at the production sites.

Particular attention is paid to CO_2 emissions which are primarily caused by the company's fleet of cars, while the rest mainly come from heating buildings. The Mondsee site is connected to a community heating power plant. The BWT Group has approximately 500 company cars that are used by employees, particularly in marketing. According to preliminary calculations for 2007 show that the BWT Group produced approximately 900t of CO_2 at the Group´s sites (mainly caused by heating by fossil fuels) and 2,700t of CO_2 with the cars and trucks. As a result of the expansion of service activities and the dynamic growth of the Group, an increase is foreseeable which, however, should be limited by the acquisition of more economical vehicles and newer engine generations. The European Commission is currently planning a limit of 120g/km for new cars for 2012.

Society

The highly positive product effects of the BWT product portfolio and the topics of hygiene, safety, health and water enjoy a high level of awareness in society. As a tax payer, in 2007 the BWT Group paid over more than 25% of its earnings in taxes (€ 9.0 million). Moreover, other taxes and charges were € 2.6 million and the social security contributions € 22.4 million. As has been the case for many years, relief projects were also carried out in 2007, which included financial donations and the personal dedication and commitment of BWT employees. This also includes relief projects for employees in need and external relief response (e.g. for drinking water supply in disaster areas).

Investors

Please refer to the chapter on "Shares & investor relations" which provides a report on our performance and activities for investors.



Tasty and aromatic

WATER has many faces



Tasty and aromatic –
water in the form of a good smelling cappuccino, espresso, or latte macchiato has become a pleasure we could no longer do without. For your coffee to develop its full aroma and unique taste, the carbonate hardness, overall hardness, and mineral content of the most important ingredient – the water – have to be just right.

water + more by BWT offers customised water-optimisation solutions for the catering trade – so your favourite coffee can reveal its perfect aroma and excellent taste.


water + more
water + more
water + more
water + more

BWT
BEST WATER TECHNOLOGY

The BWT share

Data and facts about the BWT share	
No. of shares	17.8335 million, issued to bearer
Free float	49.5%
ISIN	AT0000737705
Bloomberg code	BWT AV
Reuters code	BWTV.VI
Main trading center	Vienna Stock exchange
ADR program	Level 1, 1 ADR = 1 share, Bank of New York Mellon
Minimum price 2007	€ 31.54 (as at January 18, 2007)
Average price 2007	€ 43.49
Maximum price 2007	€ 53.69 (as at July 3,2007)
Year-end price 2007	€ 36.40
Market capitalization	€ 649 million (as at December 28, 2007)
Trading volume per day	37,257 shares (double counting, Vienna Stock Exchange, 2007)
Trading turnover per day	€ 1.569 million (double counting, Vienna Stock Exchange, 2007)
Index membership	ATX Prime, ViDX, WBI, sustainability indices
Broker research	CA-IB (BA-CA/UniCredit), Crédit Agricole, Erste Bank, Goldman Sachs

Shareholder structure



YSRO
31.6 %
Free float
49.5 %
WAB trust
18.9 %

Information per share	2007	2006	Veränderung
Earnings (€)	1.48	1.24	+19%
Dividend (€)	0.38*	0.35	+9%
Book value (€)	7.27	6.12	+19%
P/E maximum	36.3	29.5	-
P/E minimum	21.3	17.6	-
P/E year-end	24.6	29.4	-

* *proposal to the Annual General Meeting*

BWT shares in 2007

2007 brought about a change on the international stock markets that even BWT shares were unable to escape. The share price reached a historical high of € 54 at the start of July, which would have been equivalent to an increase of 47% against the price at the end of 2006. However, share price gains melted again in the course of the substantial slowdown on world stock exchanges as a result of the financial crisis in the USA caused by subprimes. At the end of the year, the share price was € 0.10 lower than at the end of 2006.

Liquidity – as measured by the trading volume in shares and Euro – decreased in 2007. BWT's share price maintained its position among the top 30 stocks in the ATX Prime. BWT's shares were in 23rd position in terms of the market capitalization of the free float and at 27th measured by the trading volume in shares.

The international stock markets were very volatile in 2007. The Dow Jones Index reached a new high in the middle of the year at 14,000 points and had fallen to just under 12,000 points by January 2008. Based on the 2007 calendar year, performance was at 6%. The DAX climbed 22% and the many emerging market indices rose by more than 40%.

Index performance 2007 (in %)


ATX
SMI
TecDAX
DAX
DJ Euro Stoxx 50
Nikkei 225
Dow Jones Industrial
NASDAQ Composite
FTSE4Good Global Index
DJ Sustainability Index
Natur-Aktien-Index
VÖNIX
BWT AG
1.1
-3.4
36.3
22.3
6.8
11.1
6.4
10
3.4
-22.1
30.2
1.5
-0.3
-30%
-20%
-10%
0%
10%
20%
30%
40%

Source: Vienna Stock Exchange, index providers

In 2007, the Vienna Stock Exchange was able to further strengthen its position as an internationally attractive trading centre in Europe. The market capitalization of all companies jumped from € 146 billion to € 155 billion. The number of trading participants also grew and the trading volumes in shares attributable to international institutions reached around 65% (up from 17% in 2002). The trading volume in shares soared (+44%), enabling the trading volume to exceed market capitalization for the first time – a good sign for liquidity on the stock market. Following a new high in the ATX (5,010 points in July 2007) and a fall in the second half of the year, performance for the year remained at 1%.

There has been a considerable increase in the importance of sustainability and corporate social responsibility in light of the current climate change, the rapid industrialization of whole continents, accompanied by declining resources and environmental pollution, as well as social disparities. "Green money" needs to be invested in a socially responsible, environmentally friendly and sustainable fashion on the capital markets.

Growth on the market for open sustainable investment funds in Switzerland, Germany and Austria continued unbroken. The volume rose by approximately 90% and the number of funds by around 30%. According to the calculations of the Sustainable Business Institute (SBI), 181 funds worth a total of just under € 34 billion were permitted for sale on the German-speaking market as of December 31, 2007. At the end of 2006, this figure was still 137 with a volume of € 18.2 billion.

As a provider of water technology solutions and sustainability investment, BWT's shares are included in important indices such as the Natur-Aktien-Index (Nature Stock Index), the VÖNIX and (since July 2006) the renowned SB20 list "Companies Changing the World". Inclusion usually follows a comprehensive assessment of the sustainability strategy with in-depth analysis of the company's performance for our shareholders, as well as the environment, employees, society, authorities, market partners and investors. We have therefore made it one of our main tasks to continue to improve such services.

Investor Relations

Since the IPO in 1992, investor relations have been our highest priority and are directly assigned to the Management Board. The objective of our IR work is to present as true and fair a picture as possible of the company and its potential for development in its markets, therefore creating a good basis of information on which to arrive at a sustainable decision to invest in our company. A transparent information policy, our commitment to the Austrian Corporate Governance Code and our active approach to investors are integral components of this strategy.

Regular analyses of the BWT share are published by the Austrian banks CA-IB (BA-CA/Unicredit) and Erste Bank. In 2007, Crédit Agricole Cheuvreux and in 2008 Goldman Sachs have started a coverage of BWT. RCB, HSBC Trinkaus and Stanford Research also issued opinions about the share.

In order to further increase awareness of the BWT share and its unique positioning, we participated in a total of 12 national and international investor conferences and roadshows in 2007 as well as several local bank and small investor events. An uptodate roadshow calendar of major events as well as other extensive information on the BWT share can be found on our website.

BWT price chart 2007



Share price (€)
Trading volume
60
55
50
45
40
35
30
25
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
January 07
February 07
March 07
April 07
May 07
June 07
July 07
August 07
September 07
October 07
November 07
December 07

Source: Vienna Stock Exchange



Information and contact:

Website: www.bwt-group.com/en/investor
Investor Relations: Ralf Burchert, CEFA
Shareholder telephone: +43 (0)6232 5011-1113
E-mail: investor.relations@bwt-group.com

Employees

Just as water is our daily elixir of life, our employees are the elixir of BWT. Their customer-oriented, entrepreneurial, and sustained thinking and acting make it possible for BWT to be Europe's leading water technology group.

The BWT Group consists of 57 subsidiaries and 19 participations. On 31 December 2007, 2,354 employees were working for the BWT Group in 17 countries. The increase of 152 employees (6.9%) in the year-to-year comparison (previous year: 2,202) is primarily due to the expansion of the production and service capacities as well as the expansion in Eastern Europe and China. The Group has 1,124 employees in Austria/Germany (previous year: 1,022), 573 in France/Benelux countries (previous year: 568), in Scandinavia 220 (previous year: 210), in Italy/Spain 93 (previous year: 90), and a total of 344 in Switzerland and other countries, including Eastern Europe and China, among others (previous year: 312).



Interdisciplinary teamwork across the entire added-value chain brings together people in the BWT Group with different qualifications and expertise. From product developer and process engineer to production, from technicians to service, from procurement to order processing, employees with technical, business management, legal, and many other qualifications find a variety of diversified job opportunities. The group-wide, comparably long, average job tenure is an expression of our attractiveness as an employer.

Professional personnel development and promotion of our employees across all cultural and geographic borders are key factors of the success of our company. The Group Human Resources Management ensures that our intercultural and diversified know-how is shared, strengthened, and increased in all areas by cross-national human resources initiatives.

The operational personnel tasks are carried out by the local companies according to our decentralized structure, the strategic personnel tasks are the responsibility of the Group human resources division. These include, among others, cross-national personnel development, cross-national personnel marketing, identifying and supporting future as well as current people in positions of responsibility, programs for the sustained safeguarding of in-house junior employees and trainees, as well as creating synergies through the support of cross-national cooperation and collaboration.

Our employees are characterized by their qualification, their commitment, responsibility, enthusiasm, diversity, loyalty, and their appreciation of one another. They are the key for the future positive development of our company. Their knowledge, expertise, dedication, and their performance have made the success of our company in 2007 possible once again. For that, we thank them.









Sparkling and comfortingly warm

WATER has many faces



Sparkling and comfortingly warm – since the beginning of humanity, hot water has been used for healing purposes in almost every era.

With a BWT RelaxXpool you can enjoy your spa within your own four walls and benefit from the effect of water in a hydromassage to invigorate your senses and relax your body. The powerful nozzles spraying warm water stimulate your blood circulation, enabling oxygen and valuable nutrients to reach the muscular system more easily. A whirlpool therefore not only offers relaxation, but also relief from backache, high blood pressure, arthritis and even diabetes II.



BWT
BEST WATER TECHNOLOGY

Corporate Governance

Corporate governance comprises all measures to ensure that the interests of the shareholders are consistent with the actions of the management and the employees of a company. Since going public in 1992, BWT has been pursuing the goal of sustainable ecologically and economically-oriented value enhancement.

In the Austrian Corporate Governance Code, BWT follows a regulation framework of standards for sound management and supervision of the company. This includes the standards of good corporate management common in international practice (OECD Principles) but also the important significant provisions of Austrian corporation law in this respect. This enables a high level of transparency for all stakeholders of the company.

To avoid insider trading, a policy based on the Emittenten-Compliance-Verordnung (ECV – Regulation on Compliance for Issuers, current version: 2006) of the Austrian Financial Market Authority has been in place at BWT since 2002 and is implemented in the company by the Compliance Officer. The Code of Conduct which came into force in 2007 is aimed at all employees and includes all the principles of conduct. It provides guidance on the fundamental ethical and legal duties of BWT employees.

The new version that now applies – an amended version of the first version formulated in 2002 – is binding with effect from January 1, 2006. It includes the corporate governance recommendations of the European Commission and the 2005 Gesellschaftsrechtsänderungsgesetz (2005 GesRÄG – 2005 Austrian Company Law Amendment Act), among other guidelines. The improvements primarily relate to the Supervisory Board (independence) and the compensation.

The Code comprises three rule categories:

1. Legal requirement ("L") – including compulsory regulations
2. The "C" rules (Comply or Explain) in the Austrian Code of Corporate Governance are to be followed; any deviation must be explained and the reasons stated in order to comply with the Code
3. Recommendation rules ("R")

Below are more detailed explanations of the individual rules of the Austrian Corporate Governance Code:

Rule 18
The internal auditing duties are currently being performed by the Group Controlling and Group Treasury departments. The Management and Supervisory Boards receive regular reports about important results of these auditing activities.

Rules 28 through 30
Performance-related payments at BWT AG are not made via share options, but are dependent on the attainment of predefined goals (e.g. company results, qualitative and quantitative goals). In 2007, 90% of the total remuneration of the Management Board was fixed and 10% performance-related. There is no company pension. There are also no Management Board entitlements or individual legal rights should the function be terminated.

Rule 38
The BWT AG Articles of Association do not stipulate any age limit for the members of the Board of Management. Appointments are made solely on the basis of professional and personal qualification.

Rule 39
The Audit Committee is the only committee established by the Supervisory Board of BWT AG. The Supervisory Board of BWT AG comprises experts in various fields and holds constructive meetings at regular intervals, which cover strategic, balance sheet, and personnel-related matters of the company. In this context, the BWT AG Supervisory Board is also involved in all-important decisions of the Management Board as an advisory body.

Rule 51
The members of the Supervisory Board received expense reimbursements totaling € 30,000 for the activities during the 2007 financial year (2006: € 18,000). No further payments were made.

Rule 53
"Independent" in the sense of the blanket clause of Rule 53 refers to members of the Supervisory Board whose business or personal relationship with BWT AG or its Management Board does not constitute a material conflict of interest allowing the member's behavior to be influenced. The criteria for independence are set in accordance with the guidelines of the Corporate Governance Code (Annex 1).

The Supervisory Board thus comprises the following independent members:
Dr. Leopold Bednar, Gerda Egger, Dr. Wolfgang Hochsteger, Klaus Kastner MBA, Dipl.-Vw. Ekkehard Reicher, Serge Schmitt.

Rule 57
The BWT AG Articles of Association do not stipulate any age limit for the members of the Supervisory Board.

Rule 58

Supervisory Board member	First appointed	End of current term
Dr. Leopold Bednar (Chairman)	July 5, 1991	2011
Dr. Wolfgang Hochsteger (Dep. Chariman)	July 5, 1991	2011
Gerda Egger	May 24, 1996	2011
Dipl.-Vw. Ekkehard Reicher	May 24, 1996	2011
Serge Schmitt	May 29, 2002	2011
Klaus Reinhard Kastner, MBA	May 23, 2001	2011

Where applicable, other Supervisory Board mandates or similar functions in domestic or foreign listed corporations are disclosed:
Dr. Leopold Bednar, Gerda Egger, Dr. Wolfgang Hochsteger and Serge Schmitt are also Supervisory Board members of Christ Water Technology AG.

Rule 70
Reports regarding the acquisition and sale of BWT shares by members of the Management Board are communicated in accordance with Article 48d/4 of the Stock Exchange Act to the Austrian Financial Market Authority. Reference is made to the Austrian Financial Market Authority website on the BWT AG website.

Rule 80
The assessment of the effectiveness of risk management by is made in the course of internal reporting directly to the Management Board.



Pure and sterile

WATER has many faces



Pure and sterile –
in many areas of operations pure or ultra pure water is the prerequisite for optimal results. Gastronomical establishments, companies active in the surface technology sector and the metal, optics and printing industries increasingly draw on pure water for important work and cleaning processes.

In BWT reverse osmosis systems, the water is pressed through membranes under high pressure. While the water molecules are able to cross the membranes, salts, organic impurities, particles and germs are filtered out. All mineral substances found in water which form troublesome films are therefore removed from the water.



BWT
BEST WATER TECHNOLOGY

BWT Aktiengesellschaft

CONSOLIDATED FINANCIAL STATEMENTS

in accordance with International Financial Reporting Standards, as they are to be applied in the EU



2007

BEST WATER TECHNOLOGY

I. Consolidated profit and loss account for the 2007 financial year

	Note	2007 € 1000's	2006 € 1000's
Sales	(1)	397,494.0	361,963.5
Other operating income	(2)	6,600.1	5,348.7
Change in inventory of finished and unfinished goods		1,580.3	1,685.6
Capitalized labor, overheads and material	(2)	1,008,4	1,026.3
Materials and purchased services	(10)	-170,333.7	-148,639.4
Personnel expenses	(3)	-119,819.8	-112,047.2
Depreciation	(4)	-9,007.4	-8,304.9
Other operating expenses	(5)	-72,364.2	-68,462.7
Result from operating activities		35,157.7	32,569.9
Financial income	(6)	2,788.6	1,513.4
Financial expenses	(6)	-2,689.6	-2,286.0
Earnings before taxes		35,256.7	31,797.3
Taxes on earnings	(7,15)	-9,006.2	-9,577.1
Net profit		26,250.5	22,220.2
Of which:			
Shareholders of the parent company		26,425.0	22,182.0
Minority shareholders	(16)	-174.5	38.2
Earnings per share (in €):	(27)		
Undiluted = diluted		1.48	1.24
Number of shares issued		17,833,500	17,833,500

II. Consolidated balance sheet as at December 31, 2007

ASSETS	Note	31.12.2007 € 1000's	31.12.2006 € 1000's
Goodwill	(8)	28,315.8	26,768.2
Other intangible assets	(8)	16,533.8	16,368.6
Tangible assets	(8)	59,103.8	53,402.9
Financial assets	(9)	7,257.8	6,827.8
Trade receivables	(11)	230.9	82.1
Receivables from companies with which a participation is held	(11)	129.6	133.6
Other receivables from third parties	(13)	370.4	311.5
Deferred tax claims	(15)	4,279.4	5,538.4
Noncurrent assets		116,221.5	109,433.1
Inventories	(10)	60,243.9	52,439.3
Trade receivables	(11)	76,763.4	66,424.7
Receivables from long-term orders	(11,12)	9,072.2	5,193.7
Receivables from companies with which a participation is held	(11)	278.7	1,048.4
Income tax reimbursement claims	(11)	2,649.9	2,119.6
Other receivables from third parties	(11,13)	5,945.6	5,565.7
Liquid funds	(14)	15,372.6	14,223.4
Current assets		170,326.3	147,014.8
TOTAL ASSETS		**286,547.8**	**256,447.9**

LIABILITIES	Note	31.12.2007 € 1000's	31.12.2006 € 1000's
Share capital		17,833.5	17,833.5
Capital reserves		17,095.8	17,095.8
Retained earnings		95,476.5	74,659.1
Other reserves		-1,120.1	-1,083.0
		129,285.7	108,505.4
Minority interests	(16)	347.4	698.4
Equity capital	(16)	129,633.1	109,203.8
Provisions for social overhead capital	(17)	24,006.9	26,398.1
Deferred tax liabilities	(15)	4,929.2	4,335.0
Other accruals	(18)	1,514.8	1,729.4
Bonds	(19, 20)	17,000.0	17,000.0
Interest-bearing financial liabilities	(20, 24)	10,275.7	6,717.3
Other liabilities	(20)	997.7	769.6
Noncurrent liabilities		58,724.3	56,949.4
Current tax liabilities		3,443.5	5,412.5
Other provisions	(18)	18,925.5	15,682.4
Interest-bearing financial liabilities	(20, 24)	14,548.4	15,191.8
Trade payables	(20)	33,401.1	30,196.9
Liabilities to companies with which a participation is held	(20)	2,364.5	0.2
Other liabilities	(20)	25,507.4	23,810.9
Current liabilities		98,190.4	90,294.7
TOTAL LIABILITIES		**286,547.8**	**256,447.9**

III. Cash flow statement for the 2007 financial year

		Note	2007 € 1000's	2006 € 1000's
+	Net profit		26,250.5	22,220.2
-	Profit (+ loss) from the sale of fixed assets		-172.2	-114.5
+	Depreciation of tangible assets		6,216.7	5,575.5
+	Depreciation of intangible assets		2,790.7	2,729.4
+	Allocation (- writeback) of noncurrent accruals		-2,771.4	-1,601.1
			32,314.3	28,809.5
-	Increase (+ reduction) in inventories including advance payments		-7,265.7	-5,466.9
-	Increase (+ reduction) in trade receivables, deferred taxes		-8,891.5	-5,387.3
+	Increase (- reduction) in trade payables and other liabilities		3,798.3	8,212.0
+	Increase (- reduction) in current accruals (including allocation of deferred taxes)		2,545.1	747.6
	CASH FLOW from operating activities	(22)	22,500.5	26,914.9
-	Investment on tangible and intangible assets		-13,916.5	-10,196.9
-	Investment on financial assets		-1,143.7	-557.3
+	Inflows from disposals of tangible assets, intangible assets and other financial investments		1,201.0	10,511.3
-	Outflows for the acquisition of minority shares and the acquisition of participations		-1,487.4	-7,191.3
	CASH FLOW from investment activities	(23)	-15,346.6	-7,434.2
-	Dividends paid out		-6,241.7	-5,350.0
+-	Change in minority shares including distributions		-832.5	-86.0
+-	Change due to disposal of CHRIST		0.0	-1.428.2
+-	Change in notes payable		-136.5	399.5
+-	Change in noncurrent financial liabilities		3,279.0	-5,537.2
+-	Change in current financial liabilities		-2,092.4	-11,722.9
	CASH FLOW from financing activities		-6,024.1	-23,724.8
+-	Cash flow from operating activities		22,500.5	26,914.9
+-	Cash flow from investment activities		-15,346.6	-7,434.2
+-	Cash flow from financing activities		-6,024.1	-23,724.8
	Change in liquid funds		1,129.8	-4,244.1
+	Liquid funds at beginning of year		14,223.4	18,559.8
+-	Impact of exchange rate differences		19.4	-92.3
	Liquid funds at year-end		15,372.6	14,223.4
	Breakdown of liquid funds	(14)		
	Cash, checks, deposits with banks		15,362.1	14,213.1
	Cash equivalents		10.5	10.3
			15,372.6	14,223.4

Other information	2007 € 1000's	2006 € 1000's
Interest received	754.8	500.8
Interest paid	2,497.5	1,833.0
Tax payments	7,692.8	7,554.8

IV. BWT-Group: Changes in shareholder's equity

	Share capital € 1000's	Capital reserves € 1000's	Retained earnings € 1000's	Other reserves € 1000's	Total € 1000's	Minority shares € 1000's	Total € 1000's
As at Dec. 31, 2005	17,833.5	17,095.8	58,888.4	-1,060.9	92,756.8	585.5	93,342.3
Net attributable profit	0.0	0.0	22,182.0	0.0	22,182.0	38.2	22,220.2
Currency translation	0.0	0.0	0.0	-22.1	-22.1	10.6	-11.5
Profits/losses offset in equity	0.0	0.0	366.9	0.0	366.9	0.0	366.9
Result for the entire period	0.0	0.0	22,548.9	-22.1	22,526.8	48.8	22,575.6
Dividend payment	0.0	0.0	-5,350.0	0.0	-5,350.0	0.0	-5,350.0
Spin-off CHRIST Group	0.0	0.0	-1,428.2	0.0	-1,428.2	0.0	-1,428.2
Change in minorities including distributions	0.0	0.0	0.0	0.0	0.0	64.1	64.1
As at Dec. 31, 2006	17,833.5	17,095.8	74,659.1	-1,083.0	108,505.4	698.4	109,203.8
Net attributable profit	0.0	0.0	26,425.0	0.0	26,425.0	-174.5	26,250.5
Currency translation	0.0	0.0	0.0	-37.1	-37.1	5.7	-31.4
Profits/losses offset in equity	0.0	0.0	1,290.1	0.0	1,290.1	0.0	1,290.1
Result for the entire period	0.0	0.0	27,715.1	-37.1	27,678.0	-168.8	27,509.2
Dividend payment	0.0	0.0	-6,241.7	0.0	-6,241.7	0.0	-6,241.7
Reclassification of negative minorities	0.0	0.0	-656.0	0.0	-656.0	656.0	0.0
Change in minorities including distributions	0.0	0.0	0.0	0.0	0.0	-838.2	-838.2
As at Dec. 31, 2007	17,833.5	17,095.8	95,476.5	-1,120.1	129,285.7	347.4	129,633.1

Result for the entire period

	2007 € 1000's	2006 € 1000's
Actuarial profits/losses	2,324.4	611.5
Of which tax-related	-1,034.3	-244.6
Income and expenditure recorded directly in equity	1,290.1	366.9
Net attributable profit	26,250.5	22,220.2
Currency translation	-31.4	-11.5
Result for the entire period	27,509.2	22,575.6
Of which to:		
Shareholders of the parent company	27,678.0	22,526.8
Minority shares	-168.8	48.8

BWT GROUP CONSOLIDATED FINANCIAL STATEMENTS

NOTES

2007



BEST WATER TECHNOLOGY

V. Notes for 2007

General Notes

The consolidated financial statements of BWT Aktiengesellschaft (BWT AG), based in Austria, 5310 Mondsee, Walter-Simmer-Stressed 4, were prepared in accordance with Article 245a of the Corporate Commercial Code (UGB) and in line with the principles of International Financial Reporting Standards (IFRSs), as they are to be applied in the EU, under the responsibility of the Management Board.

The entire financial statements for the 2007 and 2006 financial years are prepared in € 1,000 (rounded in line with commercial rounding methods). When adding rounded amounts and percentages, the use of automated calculation aids may result in differences due to rounding.

Application of new and changed standards

The application for the first time of IFRS 7, IFRS 8 and the amended IAS 1 has resulted in additional disclosures regarding the Group's financial instruments in these financial statements and the management of capital.

Published standards and interpretations not yet applied

At the time of the authorization of these financial statements for publication, the following interpretations were already published, although it is not yet compulsory to apply them, in addition to the standards and interpretations used by the Group:

- IFRS 3 Business combinations and subsequent changes in other standards (to be used for financial years starting on or after July 1, 2009),
- IAS 23 (revised) Borrowing costs (to be used for financial years starting on or after January 1, 2009),
- IFRIC 11 IFRS 2: Group and Treasury share transactions (to be used for financial years starting on or after March 1, 2007),
- IFRIC 12 Service concession arrangements (to be used for financial years starting on or after January 1, 2008),
- IFRIC 13 Customer loyalty programs (to be used for financial years starting on or after July 1, 2008), and
- IFRIC 14 IAS 19 – The limit on a defined benefit asset minimum, funding requirements and their interaction (to be used for financial years starting on or after January 1, 2008).

The Management Board anticipates that the standards and interpretations listed above will be used by these consolidated financial statements defined in the respective regulations regarding its coming into force, and that the use of these standards and interpretations will have no material effect on the equity and earnings of the consolidated financial statements in the year of their initial use. With regard to the changes to IFRS 3 Business Combinations (and subsequent changes in other standards), it should be noted that the effects on future transactions cannot yet be assessed conclusively at the present moment.

General notes

Fundamentals

The BWT – Best Water Technology – Group was formed in 1990 from a management buy-out and is today Europe's leading provider of water technology in the "Residential" sector. The goal of the BWT employees is to provide private, company and municipality customers with innovative technologies that deliver maximum safety, hygiene and health in their daily contact with the elixir of life, water. BWT Aktiengesellschaft has a worldwide presence through 56 subsidiaries and had 2,354 employees as at December 31, 2007 (previous year: 2,202).
Starting in the first quarter of 2006, responsibility for operating segment reporting was assigned to the regions. The following areas were specified in accordance with the internal management information system:

- Austria / Germany
- France / Benelux
- Scandinavia
- Italy / Spain
- Switzerland / Others

Sales with external customers were assigned in accordance with the headquarters of the selling company.

The accounting methods of the companies included in the scope of consolidation are based on the uniform accounting rules of the BWT Group based on the principles of IFRS.

In keeping with IAS 27, the balance sheet date of the consolidated financial statements is identical with the balance sheet date of the parent company. The annual financial statements of companies fully and partially consolidated were prepared as at the reporting date of the consolidated financial statements. In order to improve clarity of presentation, certain positions of the balance sheet and in the profit and loss account were combined. A detailed presentation is supplied in the notes.

Scope of consolidation

An overview of the material fully consolidated companies can be found in Appendix V.1.
Apart from BWT AG, the consolidated balance sheet as at December 31, 2007 included 56 fully consolidated subsidiary companies (previous year: 46). One subsidiary was consolidated using the proportional method (previous year: 1).

The scope of consolidation during the 2007 reporting year developed as follows:

Position on January 1, 2007	47
First-time consolidation in reporting year	11
Merged during reporting year	-1
Position on December 31, 2007	57

Shares in consolidated companies owned by minorities are stated separately. The shares in profit included in the profit and loss account but allocated to minorities are identified separately in the profit and loss account.
BWT Aktiengesellschaft makes use of the exemption from disclosing subsidiaries in the Group notes in accordance with Article 265, paragraph 3 of the Corporate Commercial Code (UGB).

Consolidation method

Capital consolidation takes place according to the purchase method by offsetting costs against the pro rata identifiable assets and liabilities relating to the parent company. From January 1, 1995 asset surpluses were capitalized as goodwill and amortized on a straight-line basis over their useful life to the end of 2004. Straight-line amortization has now been replaced by annual impairment testing in line with the provisions of the IFRS 3 (Business Combinations) in conjunction with IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets).
Inter-company receivables and liabilities, expenses and earnings as well as intra-group earnings are eliminated if they are not immaterial.

Currency translation in the Group

Currency translation of foreign accounts is carried out using the concept of functional currencies. This is the respective national currency in every case, as the companies operate their businesses independently in financial, commercial and organizational terms.

Apart from equity positions, all the balance sheet positions were translated into the reporting currency at the current exchange rate on December 31, 2007. The individual positions of the consolidated foreign companies' profit and loss accounts were translated at the average exchange rate of the period. Differences from currency translation are reported as a component of equity neutral to earnings. Where a foreign company is deconsolidated, the differences from currency translation are reported in the profit and loss account.

The principal currencies' exchange rates used for currency translation (outside the Euro zone) developed as follows:

Countervalue = 1 €	Exchange rate at		Average exchange rate	
	31.12.2007	31.12.2006	2007	2006
Swiss Franc	1.66	1.61	1.65	1.58
Polish Zloty	3.60	3.86	3.78	3.90
Hungarian Forint	253.25	250.19	251.91	263.82
Czech Koruna	26.62	27.35	27.79	28.27
American Dollar	1.47	1.32	1.38	1.26
Swedish Krona	9.45	9.04	9.27	9.25
Danish Krone	7.46	7.46	7.45	7.46
Norwegian Krone	7.96	8.24	8.00	8.05
Chinese Renminbi	10.74	10.29	10.44	10.04

Intangible assets and tangible assets

Intangible and tangible assets are valued at their purchase or production costs, reduced by scheduled straight-line depreciation. The production costs, in addition to unit costs, contain appropriate proportions of material and production overheads. Expenses relating to general administration and interest payable are not capitalized.

Assets are depreciated from the point in time at which they are available for use. Straight-line depreciation is charged over the expected useful life of the respective asset. The expected economic useful life is taken into account when determining the probable useful life.

An impairment test is carried out to determine the possible value impairment of tangible and intangible assets if evidence to suggest such impairment presents itself (goodwill is always tested for value impairment once a year). Here the higher of the net disposal value and useful value (achievable value) which is calculated as the present value of the associated future financial inflows and outflows is compared against the current book value. If an evaluation based on an individual appraisal is not possible, it is made on the basis of the higher "cash-generating unit (CGU)". If the book value is higher, an impairment of the achievable amount is carried out. If the reasons for the implementation of non-scheduled depreciation no longer apply, the asset (except for goodwill) is written up to a value no higher than its purchase or production prices less scheduled depreciation. Maintenance is carried as expenditure as long as it does not materially alter the nature of the asset in question.

A positive difference in value arising from a company merger is carried as goodwill. Additionally, the goodwill is compared to its economic value on each balance sheet date. Any decreases in the future value are booked as value impairment. From the initial application of IFRS 3 in conjunction with IAS 36 and IAS 38 from 2005 onward, annual impairment testing is carried out on the basis of "cash-generating units (CGUs)" to establish the value of existing goodwill.

For intangible assets constructed by the company, the production time is divided into a research and a development phase. Costs incurred during the research phase are charged to the profit and loss account immediately. Expenses arising during the development phase are capitalized as intangible assets (in line with IAS 38), if certain conditions relating to the future use of the disbursed expenses apply, above all the technical viability of the developed product or process. The valuation of assets constructed by the company is carried out using production costs less scheduled and unscheduled depreciation.

The depreciation of intangible assets and of consumable assets is performed on a straight-line basis over the expected economic lifetime of the respective asset. When evaluating the depreciation rates, the following economic lifetimes were assumed.

These are unchanged from the previous year:

	Useful life in years from	to
Intangible assets		
Software	3	5
Patents, trade marks	5	10
Tangible assets		
Buildings	20	50
Investments in buildings of third parties	10	20
Machinery	3	10
Business equipment	3	10

Leasing and rental properties

Leasing and rental contracts in which all risks and rewards arising from the use of the asset are being transferred to the Group, are treated as financing leases. At the point in time of purchase, the assets underlying the respective leasing or rent contracts are capitalized at the current value of future leasing or rental installments at purchase and depreciated over the duration of the lease period. The capitalized assets are offset by the net present values of the future liabilities arising from the unexpired portion of the leasing or rental contract as at the balance sheet date.
Assets used as a result of any other leasing or rental contracts are treated as operating leases. Rental payments are carried as expenses in the profit and loss account.

Financial assets

Financial assets are not held for trading purposes (see Note 9). If the actual intention and ability to hold the asset to final maturity exists, the asset is valued at purchase cost, and reduced by write-downs. If the reasons for the implementation of a write-down no longer apply, the asset is written up to a value no higher than its purchase price.

Part of the securities classified as financial assets are deemed to be available for sale. They are valued at purchase cost at the point in time of their acquisition and in later periods, at their respective current market values. Market values of securities are the values on the stock market on the balance sheet date.

Other participations, for which a market value cannot be determined, are valued at purchase cost reduced by any necessary write-downs.

Valuation and derecognition of financial investments takes place on the trade date. Financial assets are checked for impairment on each balance sheet date. The Group only derecognizes a financial asset if the contractual rights to cash flows from a financial asset expire or it transfers to a third party the financial asset and all opportunities and risks fundamentally associated with it.

Inventories

Valuation of inventories is carried out using the lower of purchase or production costs or the lower net recovery value. The consumption of primary energy and raw materials and supplies was calculated using the average-cost method. If the turnover of certain stock is deemed to be too low, write-downs are carried out if necessary.

Receivables

Trade receivables and other short-term receivables are valued at nominal value or acquisition cost, if necessary reduced by value adjustments. Tax receivables are shown balanced with tax liabilities if they relate to the same tax authority and there is both the right and intention to offset them.

With some categories of financial assets (for example trade receivables), assets for which no impairment is determined on an individual basis are checked for an impairment requirement on a portfolio basis.

Receivables from noncurrent orders

In keeping with IAS 11 (revised 1993), noncurrent orders are accounted for using the percentage-of-completion method with pro-rata realization of earnings, whereby the degree of completion is calculated using the cost incurred to date in relation to total estimated costs (cost-to-cost method).

Liquid funds

Short-term financial assets are carried under the heading liquid funds and valued at current value.

Provisions and accruals

The valuation of pension provisions and provisions for similar obligations, severance payments and anniversary bonuses is made according to IAS 19 (revised 2004) using the projected-unit-credit method. In this method, the expected benefits to be made by the company are distributed over the number of years of service with the company. Salary increases expected in the future are taken into account. The amounts to be provisioned are calculated by an actuary for each balance sheet date on the basis of an actuarial study.

Other provisions are formed in the amount of the uncertain obligations, whereby the best possible estimate of the outlay necessary for fulfillment is used.

Liabilities

Monetary liabilities in foreign currencies are valued at the current exchange rate of the currency concerned on the balance sheet date.

Conversion into the functional currency

Assets and liabilities accounted for in foreign currencies are converted into the functional currency at the current exchange rate or currency buying rate or current market price on the balance sheet date. Write-ups and write-downs resulting from fluctuations in the values of foreign currencies are charged to the profit and loss account.

Earnings realization

Earnings from goods and services rendered are realized when all material risks and opportunities arising from the good delivered have passed to the purchaser.
In order for the progress of orders and the performance of the company to be reflected accurately over the accounting periods, noncurrent orders on the basis of a reliable estimate of the degree of completion, total costs and total sales, profit is realized using the percentage-of-completion method.

Posting of the fair value of financial instruments

The fair value of financial instruments is the amount on which a transaction is based between two independent business partners who are informed and willing to form a contractual relationship. Fair value is often identical to the market price. Fair value is therefore derived from the market information available on the balance sheet date. In view of varying determining factors, the values which are recorded here may differ from those which are realized at a later date.

Financial earnings

Financial expenses include interest payable on financing loans and financing leases, similar expenses and disbursements, and results from currency hedging transactions. In addition, losses arising from participations not subject to consolidation are posted in financial expenses.

Earnings from financial investments include interest payments, dividends and similar earnings arising from the investment of financial assets, and profits and losses from the disposal or the impairment of value of financial assets.

Taxes

Taxes on earnings charged during the financial year include the amounts payable by the individual companies from taxable earnings multiplied by the tax rate applicable in their respective countries („actual taxes") and the changes in tax accruals.

The calculation of the tax accruals position is carried out using the balance-sheet-liability method for all temporary differences between the values of the balance sheet positions in the IFRS consolidated financial statements and their tax values recorded at the individual companies. Further, the likely tax advantages from existing loss carry forwards are included in the calculation. Differences from non-tax deductible goodwill and from the first time valuation of an asset or a debt, provided that certain conditions exist, are not included in tax accruals.

Tax accrual assets are calculated on the following tax rates:

Country	Tax rate
Austria	25 %
Germany	30 %
France	33 %
Italy	37 %
Spain	33 %
Denmark	28 %
Schwitzerland	21 %
Poland	19 %

Earnings per share

Earnings per share are calculated by dividing Group profit due to the shareholders of the parent company by the weighted average number of issued shares.

Estimates and competent authority discretions

For the purposes of compiling consolidated financial statements, estimates and assumptions have to be made to a certain extent which influence the value of assets and liabilities in the balance sheet, the identification of other liabilities on the balance sheet date and the amount of income and expenditure during the reporting period. The actual amounts may differ from these estimates. In particular, it can be difficult to estimate individual value adjustments performed for receivables, the useful value in impairment tests and the deferred tax claims due to deviations from expected events in the future.

Furthermore, the preparation of the consolidated annual accounts requires the determination of future developments. For example, for the valuation of existing social capital obligations, assumptions are used for the discount rate, retirement age, life expectancy and future salary and pension increases (see Note 17).

Segment reporting

The company divisions are defined in terms of geographical responsibilities for operating segment reporting in accordance with the internal reporting structure.

Notes to the profit and loss account

Consolidated Group sales for the BWT Group € 397.5 million and thus improved by 9.8% on the previous year's figure of € 362.0 million.

NOTE 1:
Sales and segment reporting

In 2007, the organic growth of the BWT Group was also 7.4% above the estimated market growth which in Europe, the core market of BWT, equaled between 3% and 5% depending on region. Companies in the areas of the "point-of-use" business and swimming pool technology which were new to the scope of consolidation accounted for 2.4 percentage points of the sales growth.

The segments are shown by regional responsibilities (operating segmentation). Netting between the individual segments is carried out on an arm's-length basis.

Breakdown by business region

2007	Austria/ Germany € 1000's	France/ Benelux € 1000's	Scandi- navia € 1000's	Italy/ Spain € 1000's	Switzerland/ Others € 1000's	Elimi- nation € 1000's	Total € 1000's
External sales	160,757.3	97,261.6	42,338.0	32,672.6	64,464.5	0.0	397,494.0
Internal sales	12,163.0	4,335.9	327.7	52.4	1,524.7	-18,403.7	0.0
Total	172,920.3	101,597.5	42,665.7	32,725.0	65,989.2	-18,403.7	397,494.0
Divisional earnings (EBIT)	14,570.7	5,506.6	4,920.7	4,589.3	5,570.4	0.0	35,157.7
Interest income	1,057.7	45.9	159.2	151.0	80.6	-758.7	735.7
Interest expenses	-1,989.2	-730.5	-95.9	-149.2	-483.5	758.7	-2,689.6
Income from participations							2,052.9
Taxes on earnings	-2,797.1	-1,821.8	-1,376.0	-1,867.2	-1,144.1	0.0	-9,006.2
Minority interests							174.5
Profit for the year due to the shareholders of the parent company							26,425.0
Earnings per share in €							1.48
Divisional assets	143,468.0	61,256.6	23,907.6	23,282.7	56,581.8	-21,948.9	286,547.8
Divisional liabilities	93,332.8	41,794.1	12,608.5	10,023.9	21,104.3	-21,948.9	156,914.7
Investments	8,591.2	2,446.0	439.1	106.6	2,333.6	0.0	13,916.5
Depreciation	-4,348.1	-2,178.5	-562.0	-229.6	-1,689.2	0.0	-9,007.4
of which unscheduled depreciation	0.0	0.0	0.0	0.0	-333.3	0.0	-333.3

Breakdown by business region

2006	Austria/ Germany € 1000's	France/ Benelux € 1000's	Scandi-navia € 1000's	Italy/ Spain € 1000's	Switzer-land/ Others € 1000's	Elimi-nation € 1000's	Total € 1000's
External sales	146,063.8	87,865.1	42,466.1	31,274.0	54,294.5	0.0	361,963.5
Internal sales	10,183.2	4,059.2	336.7	39.1	1,212.4	-15,830.6	0.0
Total	156,247.0	91,924.3	42,802.8	31,313.1	55,506.9	-15,830.6	361,963.5
Divisional earnings (EBIT)	10,487.6	6,227.1	5,622.3	5,211.3	5,021.6	0.0	32,569.9
Interest income	654.5	27.8	87.2	58.3	161.1	-453.7	535.2
Interest expense	-1,258.9	-603.7	-126.4	-105.7	-436.1	453.7	-2,077.1
Income from participations							769.3
Taxes on earnings	-2,633.3	-2,434.7	-1,428.7	-2,011.6	-1,068.8	0.0	-9,577.1
Minority interests							-38.2
Profit for the year due to the shareholders of the parent company							22,182.0
Earnings per share in €							1.24
Divisional assets	118,573.8	55,462.1	21,766.0	22,274.6	55,248.7	-16,877.2	256,448.0
Divisional liabilities	85,358.0	36,060.2	11,105.1	9,413.1	22,185.0	-16,877.2	147,244.2
Investments	6,320.4	2,071.7	543.9	340.8	920.1	0.0	10,196.9
Depreciation	-4,572.4	-1,892.2	-596.3	-216.4	-1,027.6	0.0	-8,304.9
of which unscheduled depreciation	-565.7	0.0	0.0	0.0	0.0	0.0	-565.7

NOTE 2: Other operating income and capitalized labor, overheads and materials

The other operating income is as follows:

	2007 € 1000's	2006 € 1000's
Income from disposal of tangible assets	193.1	114.5
Licensing revenues	417.5	411.4
Proceeds from the writeback of provisions	610.1	590.8
Proceeds from bonus / provision agreements	509.8	898.2
Proceeds from writing down of receivables and write-ups	2,824.5	528.9
Other	2,045.1	2,804.9
Total	6,600.1	5,348.7

Other income relates mainly to proceeds from the further settlement of transport costs and administration services.

The capitalized labor, overheads and material of € 1,008,400 (previous year: € 1,026,300) principally consist of development costs which must be capitalized in accordance with IFRS.

NOTE 3: Personnel expenses

	2007 € 1000's	2006 € 1000's
Wages	13,685.4	12,791.0
Salaries	78,386.6	73,533.2
Expenses for severance payments and pensions	3,215.2	2,402.7
Legally required social security contributions	22,401.9	21,317.0
Other social security contributions	2,130.7	2,003.2
Total	119,819.8	112,047.2

The average number of employees developed as follows:

	2007	2006
Administration	1,631	1,535
Production	602	556
Trainees and apprentices	36	34
Total	2,269	2,125

Part-time employees have been included on a pro-rata basis.

The expenses for severance payments include insignificant expenses for the employees' reserve fund. Expenses for severance payments and pensions are as follows:

2007	Expenses for severance payments € 1000's	Expenses for pensions € 1000's
Management Board	0.0	0.0
Executive	25.2	203.3
Others	682.9	2,303.8
Total	708.1	2,507.1

2006	Expenses for severance payments € 1000's	Expenses for pensions € 1000's
Management Board	40.0	0.0
Executives	89.5	46.2
Other	639.3	1,587.7
Total	768.8	1,633.9

NOTE 4: Depreciation on tangible and intangible assets

	2007 € 1000's	2006 € 1000's
Scheduled depreciation on tangible and intangible assets	8,674.1	7,739.2
Unscheduled depreciation	333.3	565.7
Total	9,007.4	8,304.9

Unscheduled depreciation concerns the value adjustment for a trademark right; in the previous year there was unscheduled depreciation for development costs due to the changed assumptions about the remaining term.

NOTE 5: Other operating expenses

	2007 € 1000's	2006 € 1000's
Adverting expenses	11,132.7	9,136.4
Fleet and travel costs	9,838.2	9,062.9
Freight and warehousing	8,728.9	7,851.4
Personnel from third parties	5,100.6	3,855.2
Rental and leasing expenses	9,146.0	8,430.3
Consultancy costs	2,679.6	2,618.7
Office, postal and telephone expenses	4,368.1	4,297.8
Commissions	5,326.8	5,020.9
Insurance premiums	1,677.8	1,993.1
Maintenance	2,819.8	2,731.4
Energy and fuel	1,584.2	1,590.7
Risk on receivables	1,452.5	1,788.5
Other taxes and fees	2,597.6	2,261.6
Cleaning expenses	914.8	828.3
Other	4,996.6	6,995.5
Total	72,364.2	68,462.7

NOTE 6: Financial result

	2007 € 1000's	2006 € 1000's
Income from participations	2,003.1	937.7
Earnings from other securities	49.8	40.5
Other interest and similar income	735.7	535.2
Total	2,788.6	1,513.4
Expenses from participations	0.0	-208.9
Interest and similar expenses	-2,689.6	-2,077.1
Total	-2,689.6	-2,286.0

NOTE 7: Taxes on income and earnings

Calculated according to IFRS principles, the effective tax rate for the 2007 financial year was approximately 25.5%, and 30.1% for the 2006 financial year.

The current tax expenditure has been calculated as follows:

	2007 € 1000's	2006 € 1000's
Tax expenditure of the financial year		
Austria	2,219.3	2,571.8
Abroad	5,968.0	7,077.5
Deferred tax expenditure/income		
Austria	-235.0	-1,093.5
Abroad	1,053.9	1,021.3
Total	9,006.2	9,577.1

The transition of the income tax liability applying the Austrian corporate tax rate of 25% (previous year: 25%) to the effective tax rate of the reporting period is shown as follows:

	2007 € 1000's	2006 € 1000's
Earnings before tax	35,256.7	31,797.3
Tax expenditure at the tax rate of 25% (previous year: 25%)	8,814.2	7,949.3
Difference in foreign tax rates	1,180.3	1,099.0
Tax allowance for research activities	0.0	-56.6
Tax-exempt income from participations	-432.3	-291.4
Other	-556.0	876.8
Effective tax liability	9,006.2	9,577.1
Effective tax rate	25.5%	30.1%

The Other item includes loss carryforwards for which deferred taxes were capitalized as well as the effect of consolidation.

NOTE 8: Intangible assets and tangible assets

The detailed development is documented in the schedule of assets, which is an integral part of these consolidated financial statements. Changes resulting from the differences in the scope of consolidated companies are documented in a separate column. Those amounts that arise from the differences in the exchange rates between the beginning and the end of their reporting year at the foreign companies are documented as differences in exchange rates.

Development costs are only capitalized to the extent the necessary conditions according to IAS 38 are met. During the 2007 financial year, expenses for product and process innovation totaling € 783,900 (previous year: € 793,200) were capitalized. Expenses for research and development projects amounted to € 5.5 million (previous year: € 5.1 million).

The balance sheet position "Land and buildings" contains land of € 12,142,400 (previous year: € 11,951,300).

The collateral value for mortgage securities amounts to € 1,204,300 (previous year: € 2,526,100).

The order commitment for major investment projects totaled € 2,795,900 (previous year: € 1,365,500) as at December 31, 2007.

In keeping with IAS 17 (revised 2003), tangible assets include assets used under leasing contracts which economically are to be classified as BWT Group property. This relates in particular to property at BWT France S.A.S., F-St. Denis, for which there is a purchase option at an economically unimportant price. As at December 31, 2007, the capitalized value amounts to € 2,513,600 (previous year: € 2,658,300) and is classified as "Land and buildings" in the balance sheet.

Tangible assets used under leasing contracts	2007 € 1000's	2006 € 1000's
Purchase cost of tangible assets	4,139.1	4,139.1
Cumulative depreciation	1,625.5	1,480.8
Book value of tangible assets	2,513.6	2,658.3

Minimum leasing payments payable as at the balance sheet date	423.7	933.3
Present value of minimum leasing instalments payable within one year	408.5	488.1
Discount rate applied	6.849%	6.849%
Present vale of minimum leasing instalments payable between one and five years	0.0	381.2
Discount rate applied	6.849%	6.849%

NOTE 9: Financial assets

Financial assets	Book value 31.12.2007 € 1000's	Book value 31.12.2006 € 1000's
Participations	5,352.7	5,296.4
Securities	1,905.1	1,531.4
Total	7,257.8	6,827.8

Participations relate to shareholdings in the following companies:

Company	Shares	Book value 31.12.2007 € 1000's	Book value 31.12.2006 € 1000's
Nomura Micro Science Co. Ltd., Japan	5%	996.0	996.0
Wiener Börse AG, Austria	1%	274.5	274.5
ADDUXI S.A., France	23%	52.6	52.6
Syclope, France	20%	147.5	147.5
Male Water & Sewarage Company Ltd.	12%	3,083.7	3,084.6
Other		798.4	741.2
Total		5,352.7	5,296.4

Securities are composed as follows:

Securities	31.12.2007 € 1000's	31.12.2006 € 1000's
Shares in investments funds	554.8	962.9
Other	1,350.3	568.5
Total	1,905.1	1,531.4

The current market values of the securities are largely equal to their respective purchase prices. No unrealized gains or losses arose as a result.

NOTE 10: Inventories

Inventories	31.12.2007 € 1000's	31.12.2006 € 1000's
Raw materials and supplies	19,954.5	19,711.1
Unfinished goods	6,536.7	5,599.3
Finished goods and products	31,453.3	24,318.8
Services not yet invoiced	420.7	860.7
Prepayments	1,878.7	1,949.4
Total	60,243.9	52,439.3

Material expenses recorded in the profit and loss account breaks down as follows:

	2007 € 1000's	2006 € 1000's
Cost of materials	157,038.2	137,479.6
Cost of purchased services	13,295.5	11,159.8
Total	170,333.7	148,639.4

In the 2007 financial year, depreciation for inventories declined by € 421,500, while in the previous year it increased by € 570,700.

NOTE 11: Receivables and other assets

2007	Total € 1000's	of which current € 1000's	of which noncurrent € 1000's
Trade receivables	76,994.3	76,763.4	230.9
Receivables from noncurrent orders	9,072.2	9,072.2	0.0
Receivables from companies in which a participation is held	408.3	278.7	129.6
Income tax reimbursement claims	2,649.9	2,649.9	0.0
Other receivables and assets	6,316.0	5,945.6	370.4
Total	95,440.7	94,709.8	730.9

2006	Total € 1000's	of which current € 1000's	of which noncurrent € 1000's
Trade receivables	66,506.8	66,424.7	82.1
Receivables from noncurrent orders	5,193.7	5,193.7	0.0
Receivables from companies in which a participation is held	1,182.0	1,048.4	133.6
Income tax reimbursement claims	2,119.6	2,119.6	0.0
Other receivables and assets	5,877.2	5,565.7	311.5
Total	80,879.3	80,352.1	527.2

Age structure for the overdue receivables:

	2007 € 1000's	2006 € 1000's
between 60 and 90 days	1,464.2	1,723.5
more than 90 days	6,501.0	6,208.7

Change in the depreciation of trade and other receivables:

	2007 € 1000's	2006 € 1000's
At start of the year	3,977.4	2,280.3
Impairment of receivables	1,175.1	2,428.7
Due to uncollectability of amounts written down	-343.9	-202.7
Amounts from receivables written down received during the financial year	-2,129.6	-528.9
Reinstatements	-694.9	0.0
Accumulation	0.0	0.0
At end of the year	1,984.1	3,977.4

Default risk management:

The BWT Group has trade receivables from a large number of customer distributed across various industries and regions. Credit assessments regarding the financial status of the receivables are carried out on an ongoing basis. Default insurance is taken out where appropriate. As at December 31, 2007 the five largest outstanding balances in terms of receivables from individual customers amounted to € 4,914,800, or 5.7% of the trade receivables due. As at December 31, 2006 the figure was € 3,874,800 or 5.3% Receivables from associated companies were not included in this figure, as can be seen from Note 25.

NOTE 12: Receivables from noncurrent orders

In keeping with IAS 11 (revised 1993), for all those noncurrent orders for which it is possible to reliably evaluate the degree of completion, total costs and total sales, earnings were realized according to the degree of progress of the work (percentage-of-completion method). Thus, when applying the percentage-of-completion method, earnings are realized at a point in time at which there is not yet any legally enforceable claim to payment. The BWT Group evaluates the degree of completion in relation to the costs incurred as a proportion to estimated total costs (cost-to-cost method). In this, the costs incurred hitherto are taken from the calculations agreed with the accounts department or time recording.

Details on noncurrent orders	2007 € 1000's	2006 € 1000's
Revenue in financial year	25,618.2	16,096.9
Costs incurred to December 31	24,819.3	19,402.6
Realized profits to December 31	5,778.1	5,004.6
Realized losses to December 31	250.0	254.2
Prepayments	24,577.6	22,328.5

The prepayments were, where possible, offset against receivables from noncurrent orders.

Noncurrent orders with debit balances to customers of € 3,302,300 (previous year: € 3,369,200) are posted under other liabilities.

NOTE 13: Other receivables from third parties

The "Other receivables and assets" item contains € 66,300 (previous year: € 586,700) which fall due after the balance sheet date. As of the balance sheet date, no securitization in the form of bills of exchange existed for the receivables.

NOTE 14: Liquid funds

	31.12.2007 € 1000's	31.12.2006 € 1000's
Bank balances	15,119.7	13,989.6
Cash in hand	179.2	185.5
Checks	63.2	38.0
Cash equivalents	10.5	10.3
Total = liquid funds (net) according to the cash flow statement	15,372.6	14,223.4

NOTE 15: Deferred tax claims

Deferred tax claims result from time-limited differences in valuation and accounting between book values according to IFRS financial statements and their respective underlying valuation in the taxation accounts, and are as follows:

	31.12.2007 € 1000's	31.12.2006 € 1000's
Deferred tax claims		
Social capital provisions	1,428.1	2,458.1
Deferred tax claims arising from tax loss carryforwards	257.0	318.3
Intangible assets	910.2	1,123.1
Receivables valuation	0.0	420.0
Other (temporary valuation differences)	1,684.1	1,218.9
Deferred tax claims	4,279.4	5,538.4
Deferred tax liabilities		
Tangible fixed assets	3,147.8	3,083.1
Other (temporary valuation differences)	1,781.4	1,251.9
Deferred tax liabilities	4,929.2	4,335.0

The majority of losses carried forward in subsidiaries can be carried forward without time limit, and used for purposes of the reduction of the future taxable income of the company and its consolidated subsidiaries.

In keeping with IAS 12, deferred taxes on existing losses carried forward of € 257,000 (previous year: € 318,300) were capitalized, as these can be netted against future taxable profits. Deferred tax on losses carried forward was capitalized in the probable amount which can be netted against future taxable profits. For the purposes of Austrian, German and Danish tax laws, there is no time limitation regarding the use of loss carry forwards. In other countries the use of loss carry forward does not exist.

The other deferred tax claims were mainly the result of provisions.
Under "Other", deferred tax liabilities essentially contain early realization of profits within the framework of contract production in accordance with the percentage-of-completion method and financing leases.

	2007 € 1000's	2006 € 1000's
Corporation tax for the financial year (actual amount)	7,955.1	9,434.1
Late payments of corporation tax relating to prior years	232.2	215.2
Changes in deferred taxes	818.9	-72.2
Total	9,006.2	9,577.1

NOTE 16: Equity

The composition and development of equity in the balance sheet is documented in the equity schedule.

The share capital consists of 17,833,500 shares (previous year: 17,833,500 shares) each of which represents an equal participation in the issued equity of the company.

The major shareholders of the BWT Group are YSRO Holding B.V. (approx. 31.6%) and WAB Privatstiftung (previously known as BWT Privatstiftung) with approx. 18.9%. The free float of 49.5% is held by Austrian and international investors. BWT shares are quoted on the Prime Market of the Vienna stock exchange and bear the international security identification number AT0000737705. In the USA, BWT shares are traded on the OTC market via a Sponsored ADR Level 1 Program from the Bank of New York.

On the basis of the BWT AG Articles of Association, the Management Board is authorized up to June 20, 2012 to increase the equity capital of the company by up to € 8,916,500 to € 26,750,000 by issuing new shares.

The tied capital reserve results from the share premium achieved on the occasion of the capital increase in 1994.

The revenue reserves include retained earnings and (actuarial profits/losses less tax due) directly recorded in equity. Currency conversion differences are recorded as other reserves.

If losses relating to subsidiaries incurred by a consolidated subsidiary exceed the share in the equity represented by this subsidiary, the excess and any further loss relating to the subsidiary are netted off against Group losses relating to majority shares.

The spin-off of CHRIST WATER TECHNOLOGY AG in 2005 was treated as a so-called "surrender of property" in 2005 and thus as a dividend distribution in the revenue reserves. Accordingly, it was recorded in the cash flow statement in "CASH FLOW from financing activities". In 2006, the elimination of earlier uncertainties by subsequent changes to the spun-off assets resulted in adjustment of the tax accruals totaling € 1,428,200

NOTE 17: Provisions for social overhead capital

Calculation of social capital reserves (provisions for pensions, severance payments) is carried out in keeping with the rules of IAS 19 (revised 2004).

In December 2004, the IASB passed changes to IAS 19, which among other things concern the introduction of an additional option to deal with actuarial profits or losses arising within the framework of benefit-orientated pension plans. The changes came into effect on January 1, 2006 but the Management Board had already taken these changes into account in the 2005 financial year.

Pension provisions

At BWT AG, Mondsee, as well as international subsidiaries in Germany, France, Italy and Switzerland, there are direct pension obligations for certain employees as a result of individual agreements.

The following parameters were used for purposes of the calculation using the projected unit-credit method:

Biometric calculation bases	2007	2006	2005	2004
Actuarial discount rate EU	5.20% - 5.25%	4.00% - 4.33%	4.33% - 5.0%	4.5% - 5.0%
Actuarial discount rate Switzerland	3.25%	3.25%		
Wage/salary trend	1.5% - 2.5%	1.0% - 2.0%	1.0% - 2.0%	1.0% - 2.0%
Pension trend	0.75% - 2.0%	1.0% - 2.0%	1.0% - 2.0%	1.0% - 2.0%

	2007 € 1000's	2006 € 1000's	2005 € 1000's	2004 € 1000's
Present value of pension obligations as at January 1	35,841.6	22,472.1	19,975.7	17,926.5
Initial use of IAS 19	0.0	14,379.0	0.0	0.0
Change in scope of consolidation	178.1	0.0	0.0	0.0
Disposal of CHRIST Group	0.0	0.0	-325.0	0.0
Expenses arising from time in service	2,496.7	232.5	397.5	171.5
Interest expenses	1,374.2	932.5	1,159.0	1,049.1
Pension payments	-2,734.5	-1,571.1	-973.9	-893.6
Actuarial profits/losses	-2,172.6	-603.4	2,238.8	1,722.2
Present value of pension obligations as at December 31	34,983.5	35,841.6	22,472.1	19,975.7
Plan assets	-15,768.0	-14,379.0		
Pension provisions	19,215.5	21,462.6	22,472.1	19,975.7

Due to a changed perception in Switzerland, the pension plans are now identified benefit-oriented pension plans. There was no calculation therefore for 2006 and 2007.

The actuarial profits/losses were recorded in equity neutral to earnings in accordance with IAS 19 (revised 2004).

Provisions for severance payments

As a result of legal obligations, employees of the Austrian and French Group companies receive a one-off payment in the case of their layoff or their retirement. The size of such payments is dependent upon the number of years of service with the company and the circumstances under which the severance payment becomes due. The following parameters were used for purposes of the calculation using the projected unit-credit method:

Biometric calculation bases	2007	2006	2005	2004
Actuarial discount rate	5.25%	4.33%	4.33%	4.5%
Wage/salary trend	2.5%	2.0%	2.0%	2.0%
Pension trend	2.5%	2.0%	2.0%	2.0%

	2007 € 1000's	2006 € 1000's	2005 € 1000's	2004 € 1000's
Present value of severance payment obligations on January 1	4,553.6	5,351.6	6,755.2	5,248.4
Change in scope of consolidation	0.0	0.0	0.0	14.8
Reclassification	0.0	-860.2	0.0	0.0
Disposal of CHRIST Group	0.0	0.0	-1,595.1	0.0
Expenses arising from time in service	296.8	225.9	88.3	1,536.8
Interest expenses	175.1	129.5	211.0	262.4
Severance payments	-476.5	-279.5	-61.6	-108.7
Actuarial profits/losses	-133.6	-13.7	-46.2	-198.5
Present value of severance payment obligations on December 31	4,415.4	4,553.6	5,351.6	6,755.2

The actuarial profits/losses were recorded in equity neutral to earnings in accordance with IAS 19 (revised 2004).

Provisions for anniversary payments

Anniversary bonuses were calculated for the employees of certain Austrian Group companies. The following parameters were used for purposes of the calculation using the projected unit-credit method:

Biometric calculation bases	2007	2006	2005	2004
Actuarial discount rate	5.25%	4.33%	4.33%	4.50%
Wage/salary trend	2.5%	2.0%	2.0%	2.0%
Pension trend	2.5%	2.0%	2.0%	2.0%

	2007 € 1000's	2006 € 1000's	2005 € 1000's	2004 € 1000's
Present value of provisions for anniversary payments as at January 1	381.9	394.2	362.6	340.3
Change in scope of consolidation	0.0	22.8	0.0	0.0
Reclassification	0.0	-70.8	0.0	0.0
Disposal of CHRIST Group	0.0	0.0	-12.8	0.0
Expenses arising from time in service	26.3	24.6	43.1	26.3
Interest expenses	15.3	13.8	13.9	13.5
Provisions for anniversary payments	-33.5	-8.3	-22.1	-9.2
Actuarial profits/losses	-14.1	5.6	9.5	-8.3
Present value of provisions for anniversary payments on December 31	375.9	381.9	394.2	362.6

The actuarial profits/losses were recorded in equity neutral to earnings in accordance with IAS 19 (revised 2004).

NOTE 18: Other accruals

The development of the other accruals which were valued in line with IAS 37 is detailed in the following overview:

Other accruals	1.1. 2007 € 1000's	Change in scope of consolidation € 1000's	Currency difference € 1000's	Deployment € 1000's	Writeback € 1000's	Allocation € 1000's	31.12. 2007 € 1000's	of which non-current € 1000's
Personnel expenses	8,665.0	133.2	-20.7	6,395.8	27.9	7,132.9	9,486.7	0.0
Guarantees	3,588.4	143.5	-11.6	2,505.4	10.1	2,548.4	3,753.2	358.7
Other	5,158.4	58.2	-19.2	3,023.6	571.9	5,598.5	7,200.4	1,156.1
Total	17,411.8	334.9	-51.5	11,924.8	609.9	15,279.8	20,440.3	1,514.8

Other accruals	1.1. 2006 € 1000's	Change in scope of consolidation € 1000's	Currency difference € 1000's	Deployment € 1000's	Writeback € 1000's	Allocation € 1000's	31.12. 2006 € 1000's	of which non-current € 1000's
Personnel expenses	8,596.2	62.5	-12.9	5,909.2	116.2	6,044.6	8,665.0	0.0
Guarantees	3,448.0	6.8	-5.0	2,879.2	152.5	3,170.3	3,588.4	333.6
Other	3,217.4	20.2	-2.9	2,060.4	322.1	4,306.2	5,158.4	1,395.8
Total	15,261.6	89.5	-20.8	10,848.8	590.8	13,521.1	17,411.8	1,729.4

The provision for personnel expenses contains unconsumed vacation, bonus payments and commissions. The provisions for guarantees relate to the costs of expected claims on products during the guarantee period. The provisioned amount is the present value of the best estimate made on the basis of experience. The other provisions principally relate to legal costs and consultancy expenses as well as other expenditure.

NOTE 19: Bonds

In November 1999, a € 17 million bond divided into 17,000 equal-ranking bearer bonds each with a nominal value of € 1,000 was issued. Based on their issuance date November 17, 1999, the bonds bear an annual interest rate of 6.875% until their maturity date. Due to an interest rate swap, this fixed interest rate until November 2007 was switched to a variable interest rate. From this point on the interest rate until the end of the term was fixed at 4.9825% (previous year variable: 4.255%) (see Note 24 Derivative financial instruments). Interest is payable annually in arrears on November 17. The bonds will mature on November 17, 2009. The bonds are traded in the "Freiverkehr" tier of the Frankfurt stock exchange (security identification number 353.770).

NOTE 20: Liabilities

2007	Total € 1000's	of which with a remaining term of less than 1 year € 1000's	of which with a remaining term between 1-5 years € 1000's	of which with a remaining term of more than 5 years € 1000's	of which with a remaining term over 1 year secured € 1000's
Bonds	17,000.0	0.0	17,000.0	0.0	0.0
Interest-bearing financial liabilities	24,824.1	14,548.4	9,777.8	497.9	998.9
Trade receivables	33,401.1	33,401.1	0.0	0.0	0.0
Payables to companies in which a participation is held	2,364.5	2,364.5	0.0	0.0	0.0
Other liabilities	26,505.1	25,507.4	997.7	0.0	0.0
of which: Customer advances	5,371.1	5,371.1	0.0	0.0	0.0
Drafts and notes payable	4,309.6	4,309.6	0.0	0.0	0.0
Remaining liabilities	16,824.3	15,826.6	997.7	0.0	0.0
Total	104,094.8	75,821.4	27,775.5	497.9	998.9

2006	Total € 1000's	of which with a remaining term of less than 1 year € 1000's	of which with a remaining term between 1-5 years € 1000's	of which with a remaining term of more than 5 years € 1000's	of which with a remaining term over 1 year secured € 1000's
Bonds	17,000.0	0.0	17,000.0	0.0	0.0
Interest-bearing financial liabilities	21,909.1	15,191.8	6,469.1	248.2	1,914.6
Trade payables	30,196.9	30,196.9	0.0	0.0	0.0
Payables to companies in which a participation is held	0.2	0.2	0.0	0.0	0.0
Other liabilities	24,580.5	23,810.9	702.4	67.2	0.0
of which: Customer advances	3,516.6	3,516.6	0.0	0.0	0.0
Drafts and notes payable	4,260.4	4,260.4	0.0	0.0	0.0
Remaining liabilities	16,803.5	16,033.9	702.4	67.2	0.0
Total	93,686.7	69,199.8	24,171.5	315.4	1,914.6

"Other liabilities" include amongst other things other tax liabilities of € 5,840,600 (previous year: € 5,063,000) and other social security obligations of € 2,387,300 (previous year: € 2,289,400).

The securities on properties referred to above are mainly liens.

Other liabilities contain expenses of € 675,800 (previous year: € 642,900) which fall due after the balance sheet date.

NOTE 21: Other liabilities and uncertain liabilities

Inventory agreements

BWT Group has concluded operational rental and leasing contracts with a number of contract partners which mainly relate to the use of buildings, offices and cars. The minimum payments payable under these contracts are as follows:

2007	€ 1000's
2008	8,187.5
2009-2012	11,954.6
Thereafter	412.7

2006	€ 1000's
2007	8,418.3
2008-2011	8,920.4
Thereafter	376.3

The total rental and leasing expenses during the business year amounted to € 9,146,000 (previous year: € 8,430,300).

The BWT Group is planning to construct a new center for water technology near Budapest. The center will be home to BWT and CHRIST companies, as well as external companies. For this reason, BWT AG has concluded a framework agreement for long-term operate leasing variant with an investment volume of around € 7,500,000 and a term of 15 years.

Liabilities and guarantees

The company has assumed the following liabilities and guarantees:

	31.12.2007 € 1000's	31.12.2006 € 1000's
Liabilities, guarantees	13,767.2	8,191.3
Liabilities arising from bills of exchange	460.6	263.1
Other	0.0	250.0
Total	14,227.8	8,704.4

The liabilities and guarantees include liabilities of € 484,000 (previous year: € 504,000) for subsidiaries of the CHRIST Group, for which BWT AG accepted releases from liability on the part of CHRIST WATER TECHNOLOGY AG, Mondsee. Furthermore, a guarantee for the real estate project in Hungary is included (see Inventory agreements above) in the amount of € 2,500,000, which will lapse after the balance sheet date due to the signing of the framework agreement.

Outstanding legal disputes

There are no legal disputes above and beyond what should be expected. Where the legal proceedings are in a stage at which the outcome can be predicted with a reasonable degree of certainty, a corresponding provision in keeping with IAS 37 has been established. Management expects that as a result of the other disputes, no significant impact on the asset, finance or earnings position of BWT Group is to be expected.

Notes to the cash flow statement

The cash flow statement shows how funds of the Group have changed during the reporting year as a result of cash inflows and outflows. The effects of company purchases were eliminated and are detailed in the item "Outflows for the acquisition of minority shares and the acquisition of participations". Within the cash flow statement, there is a distinction between operating, investing and financing activities. Liquidity recorded in the cash flow statement includes cash, checks, cash at banks and securities to be qualified.

NOTE 22: Cash flow from operating activities

The cash flow from operating activities shows the cash flows arising from delivery and service relationships rendered and received during the financial year. The cash flow from operating activities of € 22,500,500 (previous year: € 26,914,900) includes changes in current assets

NOTE 23: Cash flow from investment activities

Purchases of tangible assets, intangible assets and financial assets resulted in outflows of € 15,060,200 (previous year: € 10,754,200).

For the acquisition of companies, there were outflows of € 1,487,400 (previous year: € 7,191,300).

in € 1000's	Initial consolidation
Noncurrent assets	1,383.1
Current assets	5,062.8
TOTAL ASSETS	6,445.9
Equity	2,935.2
Noncurrent liabilities	539.3
Current liabilities	2,971.3
TOTAL LIABILITIES	6,445.9
Acquired share in equity	2,935.2
Goodwill	1,547.7
Purchase price	4,482.9
Of which net yet paid	-2,070.0
Acquired liquid funds	-925.5
Cash flow for the company acquisition minus acquired liquid funds	-1,487.4
2007 sales	3,033.9
2007 net profit	48.5

NOTE 24: Financial instruments

Financial risk management

The Group treasury carries out services for the business segments and coordinates access to national and international financial markets. In addition, it monitors and manages the financial risks associated with the Group's business segments.

Fair value

The book values of the liabilities to banks, which attract interest at variable rates, mainly correspond to the market value. The liabilities to banks which attract fixed interest are short-term for the most part. For this reason, the book value of these liabilities also corresponds in the main to the market value.

Interest rate risk

As part of the company's business activities, it is necessary to use loan capital to finance operating resources, investments and possible company expansion. The current loan capital attracts interest at both fixed and variable rates and is both current and noncurrent. Due to the short-term nature, both the fixed interest loans and variable interest loans are exposed to a standard market interest rate risk. Several interest rate swaps were agreed for the bond (Note 19). The Management Board assesses the interest rate risk as low with the other financial instruments shown in the balance sheet. As part of Group financing activities, the possible risks which may result from changes in the interest rate level are evaluated continuously.

The following interest rate sensitivity analysis was prepared under the assumption that, with variable interest rates and short-term fixed interest rates (cash advances), the interest rate in the period under review would be higher or lower by 50 basis points in all currencies. For the assessment of interest rate derivatives, the entire interest rate curve was subject to a shift by 50 basis points upwards or downwards. This represents the rating of the company's management in terms of a justified possible change in interest rates.

The interest rate risk exposure of derivatives and non-derivative instruments on the balance sheet date was determined and assumed as the basis so that the outstanding liabilities or receivables on the balance sheet date were outstanding for the entire year.

If the interest rates had been higher than 50 basis points and all other variables remained constant, the net interest income would be better by € 19,700 (previous year: worse by € 107,500). With the interest rate lower by 50 basis points and other variables constant, the net interest income would be worse by € 37,000 (previous year: better by € 103,500). The decrease in the interest rate sensitivity is primarily due to the conclusion of a new interest swap for the bond with which the interest rate was fixed until the end of the term.

Currency risks

The company partly finances its operating resources, investments and possible expansion with foreign currencies. This is in direct connection with the international direction of operations. Covering transactions are carried out in the central Group treasury for the cash flows in foreign currencies, and these reduce the negative repercussions of fluctuations in the exchange rates.

EUR/CHF, EUR/USD and EUR/PLN were identified as the most relevant currency pairs for the Group in the long term. The EUR/CHF risk primarily comes about due to EUR balance sheet items of the Swiss companies from operating activities as well as CHF financial items from EUR companies. The EUR/USD risk arises from USD balance sheet items from EUR companies and hedging transactions from future USD cash flows. The EUR/PLN exchange rate primarily influences the Polish company. The following currency sensitivity analysis investigated what effect an increase or decrease of the relevant currency pairs by 5% would have had on the valuation of the financial instruments on the balance sheet date. This involves a reporting date assessment on December 31.

Effect on EBIT 2007	Price increase 5% in € 1000's	Price decrease 5% in € 1000's
EUR/CHF exchange rate	-71.9	79.5
EUR/USD exchange rate	-35.2	38.9
EUR/PLN exchange rate	-63.8	70.5

Effect on EBIT 2006	Price increase 5% in € 1000's	Price decrease 5% in € 1000's
EUR/CHF exchange rate	23.9	-26.4
EUR/USD exchange rate	-34.1	37.5
EUR/PLN exchange rate	-78.0	86.2

Liquidity/financing risks

The liquidity risk includes, on the one hand, the possibility of being able at any time to procure financial resources in the form of money or credit lines in order to make payments due or to obtain necessary guarantees and credits from banks. On the other hand, it should also be guaranteed that available liquid funds and financial investments can be called up virtually risk-free and promptly by the company.

To control and optimize liquidity, a consolidated financing company within the Group which also contains the existing cash pools has been available since the 2005 reporting year. The assessment strategy of the BWT Group is based on cooperation with financial partners of impeccable credit standing.

The Group has access to sufficient bank lines.

Payment risks/risks concerning the credit standing of customers

Business activities are exposed to the risk that customers will not be able to fulfill, or fully fulfill, their payment obligations to the BWT Group.

The BWT Group therefore attempts – in line with standard market practice – to reduce this risk by, amongst other things, obtaining payment guarantees from banks and export credit agencies. In addition there is the possibility of covering risks in the project business with international credit insurers, which is used as required. The management ensures that the companies of the BWT Group obtains a picture of the credit standing of customers before signing agreements with them, e.g. by obtaining company information from reputable agencies.

Primary financial instruments

The primary financial instruments are shown in the balance sheet. In terms of assets, these are noncurrent investments, liquid funds, trade receivables and other receivables. In terms of liabilities, these are trade accounts payable, other liabilities and interest-bearing financial liabilities. The book value of the primary financial instruments shown in the balance sheet corresponds in the main to the market value or the fair market value. On the asset side, the amounts posted also include the maximum risk of default on capital or interest payments as there are no general agreements on repayments in these cases. The risk regarding trade receivables is regarded as low as the credit-worthiness of new and existing customers is continually monitored and no more than 5% of total receivables are outstanding from any one customer.

The credit risk arising from the investments of cash and securities is limited as these are held only to a limited degree and primarily by Austrian companies, and the BWT Group only works with financial partners who have a good credit rating.

Due to the decentralized European group structure of BWT Group, loan financing for the purposes of short-term assets is also made in the respective currency of the local company. Therefore, currency risks are limited since the expenses arising from such financing are also invoiced in the respective local currency.

Net debt

The net debt at the end of the year was as follows:

	31.12.2007 in € 1000's	31.12.2006 € 1000's
Interest-bearing financial liabilities	41,824.1	38,909.1
minus liquid funds	-15,372.6	-14,223.4
Net debt	26,451.5	24,685.7
Equity	129,633.1	109,203.8
Net debt to equity	20.4%	22.6%

Interest-bearing financial liabilities 2007

Financial liabilities to non-banks

2007	Currency	Nominal in local currency in 1000's	Book value in € 1000's	Effective interest rate in %
Bonds	EUR	17,000	17,000	4.98
		Subtotal	17,000	
Other	EUR	5,382	5,382	10.00
	CZK	5,110	192	12.45
	DKK	2,654	356	4.28
		Subtotal	5,930	
		Total	22,930	

Fixed-interest financial liabilities to banks

2007	Currency	Nominal in local currency in 1000's	Book value in € 1000's	Effective interest rate in %
Loans	EUR	7,240	7,240	3.01
		Subtotal	7,240	
Advances	EUR	2,095	2,095	5.39
		Subtotal	2,095	
		Total	9,335	

Variable-interest financial liabilities to banks

2007	Currency	Nominal in local currency in 1000's	Book value in € 1000's	Effective interest rate in %
Loans	EUR	1,974	1,974	5.20
	CZK	8,476	319	3.91
	HUF	4,928	20	4.80
		Subtotal	2,313	
Current account	EUR	6,616	6,616	4.66
	HUF	54,232	214	8.18
	NOK	675	85	6.25
	PLN	1,195	332	6.27
		Subtotal	7,247	
		Total	9,560	

The other interest-bearing financial liabilities to non-banks mainly consist of finance leasing agreements, a subordinate loan as part of the purchase agreement for the Anna table water filter business, profit-sharing participations issued by a Group company and employee bonds in Denmark.

Interest-bearing financial liabilities 2006

Financial liabilities to non-banks

2006	Currency	Nominal in local currency in 1000's	Book value in € 1000's	Effective interest rate in %
Bond	EUR	17,000	17,000	4.26
		Subtotal	17,000	
Other	EUR	2,676	2,676	7.93
	CZK	2,996	110	8.50
	DKK	2,245	301	4.97
		Subtotal	3,087	
		Total	20,087	

Fixed-interest financial liabilities to banks

2006	Currency	Nominal in local currency in 1000's	Book value in € 1000's	Effective interest rate in %
Loan	EUR	6,248	6,248	3.78
	CHF	2,100	1,306	3.00
		Subtotal	7,554	
Advances	EUR	2,162	2,162	3.92
	CHF	1,010	630	2.38
		Subtotal	2,792	
		Total	10,346	

Variable-interest liabilities to banks

2006	Currency	Nominal in local currency in 1000's	Book value in € 1000's	Effective interest rate in %
Loan	EUR	3,655	3,655	3.45
	CHF	1,226	762	2.25
	CZK	11,968	438	4.30
	HUF	7,393	30	6.60
		Subtotal	4,885	
Current account	EUR	3,370	3,370	3.79
	CHF	355	222	2.23
		Subtotal	3,592	
		Total	8,477	

The fair market values of noncurrent liabilities are based on the current interest rates for liabilities with the same maturity date. There were no adjustments to the book values as the fair market values of noncurrent loans and other liabilities largely correspond to their book values. The risk of interest rates for the loan changing was covered by an interest rate swap with regard to the fair market value risk. The management is of the opinion that the risk of interest rate changes with financial investments and other liabilities is insignificant.

Derivative financial instruments

In order to hedge the risk of the interest rate changing, the BWT Group concluded the following derivatives:

	31.12.2007 Nominal amount € 1000's	31.12.2007 Market value € 1000's	31.12.2006 Nominal amount € 1000's	31.12.2006 Market value € 1000's
Interest rate swap 1999 – 2009	17,000.0	397.8	17,000.0	802.6
Interest rate swap 1999 – 2009	17,000.0	173.3	17,000.0	257.0
Interest rate swap 2006 – 2008	1,200.0	-10.7	2,400.0	-21.9
Cap EUR 2005 – 2008	3,000.0	16.7	3,000.0	54.7
Interest rate swap EUR 2007 – 2009	17,000.0	-9.3	0.0	0.0

	Currency	31.12.2007 Nominal amount € 1000's	31.12.2007 Market value € 1000's	31.12.2006 Nominal amount € 1000's	31.12.2006 Market value € 1000's
Sale of swap option	TEUR	3,600.0	-9.9	3,600.0	-35.1

In order to hedge currency risks, the following currency futures contracts were entered into by BWT Group:

	Currency	31.12.2007 Nominal amount in local currency 1000's	31.12.2007 Market value € 1000's	31.12.2006 Nominal amount in local currency 1000's	31.12.2006 Market value € 1000s
Sale of USD futures against DKK	TUSD	582.9	27.5	1,660.0	29.5
Sale of USD futures against EUR	TUSD	171.0	2.9	0.0	0.0
Purchase of USD futures against EUR	TUSD	1,250.0	-38.9	829.7	2.6
Purchase of USD futures against CHF	TUSD	200.0	-4.4	0.0	0.0
Purchase of CHF futures against EUR	TCHF	1,120.0	2.6	0.0	0.0

The remaining durations of the currency futures contracts are all less than one year. Determining the fair market value is based on the futures price on the balance sheet date. The evaluation of currency option contracts also makes it necessary to regularly revert to assumptions of future market developments and the use of evaluation models, so that different assumptions and/or models can lead to different results.

The book values of the financial assets correspond to the maximum risk of default on the balance sheet date. The market values of all currency futures contracts were reported in the profit and loss account as other current receivables or other liabilities.

NOTE 25: Information about associated companies and persons

Due to the fact that important shareholders in BWT Aktiengesellschaft are also shareholders of Christ Water Technology AG, which is also listed on the Vienna stock exchange, trade relationships between the BWT Group and the CHRIST Group are to be regarded as transactions with associated companies.

In 2007, companies of the CHRIST Group supplied companies of the BWT Group with materials totaling € 3,566,400 (previous year: € 5,644,700) and services to the value of € 815,000 (previous year: € 1,249,000). Conversely, those deliveries and services performed by the BWT Group for the CHRIST Group in 2007 amounted to € 13,637,200 (previous year: € 13,837,000), € 10,669,000 (previous year: € 9,019,000) of which was accounted for by the Christ Aqua Ecolife AG deliveries for the CHRIST Group. On the balance sheet date (December 31, 2007), the BWT Group has receivables against the CHRIST Group of € 2,621,000 (previous year: € 2,325,500) and liabilities of € 1,644,300 (previous year: € 859,300).

IN 2007, BWT Aktiengesellschaft and CHRIST WATER TECHNOLOGY AG held negotiations regarding the acquisition of the standard business of the Dutch subsidiary of CHRIST, Christ Holland B.V. Talks were still in progress when the balance sheet was prepared. CHRIST has granted BWT, for a fee, a right of preemption for the business segment and has received for the latter a non-repayable amount of € 300,000.

In the 2007 financial year, BWT International Trading Limited, a wholly-owned member of the BWT Group, acquired for an amount of € 800,000 the right to use the figurative mark "Christ" with the addition "Aqua" for its standard business.

Andreas Weißenbacher, Chairman of the BWT AG Management Board, is a Managing Director of Aqua Engineering GmbH which belongs to the CHRIST Group.

The managers of Anna International Ltd. have provided the company with a subordinate loan of € 1,050,000.

NOTE 26: Other information

Material events after the balance sheet date

There were no reportable events after the balance sheet date of material importance for the valuation on the balance sheet date (IAS 10: Events after the balance sheet date, revised 2003).

Information on corporate bodies

The total remuneration of the members of the BWT AG Management Board totaled in the financial year € 660,400 (previous year: € 654,200). No payments were made to former members of the Management Board or their descendants.

The members of the Supervisory Board only received expense reimbursements for the activities during the 2007 financial year. There are no loans or credit guarantees to members of the Management or Supervisory Board.

During the 2007 financial year, the members of the Management Board were:

- Andreas Weissenbacher (Chairman)
- Gerhard Speigner

During the 2007 financial year, the members of the Supervisory Board were:

- Mag. Dr. Leopold Bednar (Chairman)
- Dr. Wolfgang Hochsteger (Deputy)
- Dipl.-Vw. Ekkehard Reicher
- Gerda Egger
- Klaus Reinhard Kastner
- Serge Schmitt

Earnings per share

The basic = diluted earnings per share are calculated by dividing Group profit by the weighted number of outstanding ordinary shares during the year.

	2007	2006
Profit for the year due to the shareholders of the parent company in € 1000's	26,425.0	22,182.0
Weighted number of outstanding shares	17,833,500	17,833,500
Earnings per share in €	1.48	1.24

Proposal for profit distribution

According to the stipulations of the Austrian Stock Law, the annual financial statements for BWT Aktiengeslleschaft as at December 31, 2007, which have been prepared according to Austrian accounting regulations, provide the basis for the payment of the dividend.

The Management Board proposes the following profit distribution to the Annual General Meeting on May 20, 2008:

a) that a dividend of € 0.38 per share, in total € 6,776,730 be distributed for the 17,833,500 shares (ISIN AT0000737705).

b) that the remaining amount be carried forward to the new financial year.

On March 7, 2008, the consolidated financial statements in accordance with IFRS as at December 31, 2007, were approved by the Management Board.

Mondsee, March 7, 2008

Andreas Weissenbacher
Vorstandsvorsitzender

Gerhard Speigner
Finanzvorstand

Overview of the material participations

As of December 31, 2007, the scope of consolidation comprises the following companies:

Abbreviation	Company, location	Total in %	Indirectly in %	via	Consolidation
BWT	BWT Aktiengesellschaft, Mondsee				
BWTGMBHA	BWT Austria GmbH, Mondsee	100.000%			F
AS	Aqua Service GmbH, Mondsee	100.000%	100.000%	BWTGMBHA	F
NEHER	Manufactur für Glas und Spiegel GmbH, Villach	100.000%	100.000%	BWTGMBHA	F
ASBET	Aqua Service Beteiligungen GmbH, Mondsee	100.000%			F
BWTGS	BWT Group Services GmbH, Wien	100.000%	100.000%	ASBET	F
BWTUSA	BWT USA Inc., Carlsbad / California	100.000%	100.000%	BWTGS	F
BWTM	BWT Malta Holdings Ltd., Valetta	100.000%	100.000%	BWTGS	F
BWTITC	BWT International Trading Ltd., Valetta	100.000%	100.000%	BWTM	F
ANNA	ANNA International Limited, Sliema	100.000%	100.000%	BWTM	F
APS	Arcana Pool Systems GmbH, Wien	100.000%			F
BWTD	BWT Wassertechnik GmbH, Schriesheim	100.000%			F
FUMA	FuMA-Tech GmbH, St. Ingbert	100.000%	100.000%	BWTD	F
FUMAUS	Fumatech Inc., San Antonio	100.000%	100.000%	FUMA	F
W&MD	Water & More GmbH, Wiesbaden	100.000%	100.000%	BWTD	F
W&MI	WATER & MORE ITALIA S.R.L., Bresso	100.000%	99.800%	W&MD	F
			0.200%	CCI	F
W&MESP	Water + More Iberica S.L., Barcelona	100.000%	99.800%	W&MD	F
			0.200%	CILSP	F
BWTB	BWT Belgium nv/sa, Zaventem	100.000%	100.000%	BWTD	F
BENCH	Benchem NV, Boortmeerbeek	100.000%	100.000%	BWTB	F
CILLITD	Cillit Wassertechnik GmbH, Schriesheim	100.000%			F
BWTF	BWT France S.A.S., Paris	100.000%			F
CPED	C.P.E.D. S.A.S., Paris	100.000%	100.000%	BWTF	F
CPS	C.P.S. S.A.S., Paris	100.000%	99.800%	BWTF	F
			0.200%	CPED	F
CAET	Christ Aqua Ecolife AG, Aesch	100.000%			F
PULS	Pulsimmo AG, Aesch	100.000%	100.000%	CAET	F
QUTECH	Quality Tech AG, Brislach	100.000%	100.000%	CAET	F
CCI	Cillichemie Italiana S.R.L., Mailand	100.000%			F
CILSP	Cilit S.A., Barcelona	100.000%	100.000%	CCI	F
BWTP	BWT Polska Sp.z.o.o., Warschau	100.000%			F
BWTUKR	BWT Ukraine Ltd., Kiev	100.000%	100.000%	BWTP	F
BWTCHRH	BWT & CHRIST Hungaria Kft., Budapest	88.790%			F
BWTCR	BWT Ceska Republika s.r.o., Prag	100.000%			F
HOHDK	HOH Water Technology A/S, Greve	100.000%			F
HOHSCOV	Safety Covers ApS, Auning	100.000%	100.000%	HOHDK	F
HOHMILJO	Miljo Contractors A/S, Greve	100.000%	100.000%	HOHDK	F
HOHVAT	HOH Vattenteknik AB, Malmö	100.000%	100.000%	HOHDK	F
HOHBC	HOH Birger Christensen AS, Rud	100.000%	100.000%	HOHDK	F
HOHSEP	HOH Separtec OY, Raisio	100.000%	100.000%	HOHDK	F
BWTPRC	BWT Water Technology (Shanghai) Co. Ltd.	100.000%			F

F = Fully consolidated

Development of fixed assets (Appendix V.2.)

2007 in € 1000's	Acquisition/production cost 01.01.2007	Currency difference and reclassification	Initial consoli-dation	Additions	Disposals	31.12.2007
Intagible assets	59,025.7	321.5	1,571.4	2,721.1	115.2	63,524.5
Goodwill	26,768.3	-	1,547.7	-	-	28,315.9
Other intangible assets	32,257.5	321.5	23.8	2,721.1	115.2	35,208.6
Concessions, rights, licenses	21,279.2	327.1	23.8	1,937.2	115.2	23,452.0
R & D capitalized (self-provided)	10,978.3	-5.6	-	783.9	-	11,756.6
Tangible assets	115,667.2	-351.6	2,297.5	11,195.4	2,287.7	126,520.7
Land and Buildings	57,882.3	17.5	1,196.8	343.9	1.2	59,439.3
Lands	11,951.3	-45.4	236.5	-	-	12,142.4
Buildings	45,931.0	62.9	960.3	343.9	1.2	47,296.9
Technical equipment and machinery	25,459.7	1,222.1	305.4	2,448.1	384.3	29,051.0
Factory and office equipment	30,155.1	127.0	795.3	3,413.8	1,276.7	33,214.5
Prepayments and construction in progress	2,170.0	-1,718.2	-	4,410.9	46.8	4,815.9
Low-value assets	-	-	0.0	578.7	578.7	-
Financial assets	6,938.1	-1.1	24.3	1,143.7	766.5	7,338.5
Participating interests	5,296.4	-0.8	24.3	50.0	17.2	5,352.7
Loans	-	-	-	-	-	-
Other financial assets	1,641.7	-0.3	-	1,093.7	749.3	1,985.8
TOTAL	181,631.0	-31.3	3,893.2	15,060.2	3,169.4	197,383.7

2006 in € 1000's	Acquisition/production cost 01.01.2006	Currency difference and reclassification	Initial consoli-dation	Additions	Disposals	31.12.2006
Intagible assets	54,115.4	-102.9	5,181.7	1,464.1	1,632.5	59,025.7
Goodwill	26,631.4	-969.8	1,106.7	-	-	26,768.3
Other intangible assets	27,484.0	866.9	4,075.0	1,464.1	1,632.5	32,257.5
Concessions, rights, licenses	17,292.6	873.2	4,075.0	670.8	1,632.5	21,279.2
R & D capitalized (self-provided)	10,191.4	-6.3	-	793.2	-	10,978.3
Tangible assets	107,408.5	-144.9	2,414.9	8,732.8	2,744.0	115,667.2
Lands and Buildings	56,062.4	-118.8	1,576.4	741.9	379.6	57,882.3
Lands	11,773.3	-19.6	156.9	40.7	-	11,951.3
Buildings	44,289.1	-99.2	1,419.5	701.2	379.6	45,931.0
Technical equipment and machinery	22,093.2	219.6	400.7	2,771.7	25.5	25,459.7
Factory and office equipment	29,104.2	-137.6	437.2	2,520.8	1,769.4	30,155.1
Prepayments and construction in progress	148.7	-108.1	0.5	2,129.0	-	2,170.0
Low-value assets	-	-	-	569.5	569.5	-
Financial assets	16,127.7	286.1	47.7	557.3	10,080.7	6,938.1
Participating interests	4,651.0	291.0	25.0	540.0	210.6	5,296.4
Loans	9,768.3	-27.6	-	-	9,740.6	-
Other financial assets	1,708.4	22.8	22.7	17.3	129.5	1,641.7
TOTAL	177,651.5	38.3	7,644.2	10,754.1	14,457.2	181,631.0

Depreciation						Book values	
01.01.2007	Currency difference and reclassification	Initial consoli-dation	Addition	Disposal	31.12.2007	31.12.2007	31.12.2006
15,888.9	-6.3	17.9	2,790.7	16.2	18,674.9	44,849.5	43,136.8
0.0	-	-	-	-	0.0	28,315.9	26,768.2
15,888.8	-6.3	17.9	2,790.7	16.2	18,674.9	16,533.7	16,368.6
10,487.6	-1.8	17.9	1,765.5	16.2	12,253.0	11,199.0	10,791.5
5,401.2	-4.5	-	1,025.2	-	6,421.9	5,334.7	5,577.1
62,264.3	31.5	999.1	6,216.7	2,094.7	67,416.9	59,103.8	53,402.9
18,729.9	7.6	367.0	1,724.0	0.2	20,828.3	38,611.0	39,152.4
-	-	-	-	-	-	12,142.4	11,951.3
18,729.9	7.6	367.0	1,724.0	0.2	20,828.3	26,468.6	27,201.1
19,749.9	5.7	305.4	1,569.8	356.2	21,274.6	7,776.4	5,709.8
23,784.5	18.2	326.7	2,344.2	1,159.6	25,314.1	7,900.4	6,370.6
-	-	-	-	-	-	4,815.9	2,170.0
-	-	-	578.7	578.7	-	-	-
110.3	-	-	-	29.7	80.6	7,257.9	6,827.8
-	-	-	-	-	-	5,352.7	5,296.4
-	-	-	-	-	-	-	-
110.4	-	-	-	29.7	80.7	1,905.1	1,531.4
78,263.5	25.2	1,017.0	9,007.4	2,140.6	86,172.5	111,211.2	103,367.5

Depreciation						Book values	
01.01.2006	Currency difference and reclassification	Initial consoli-dation	Addition	Disposal	31.12.2006	31.12.2006	31.12.2005
14,819.6	-27.6	-	2,729.4	1,632.5	15,888.9	43,136.8	39,295.7
-	-	-	-	-	-	26,768.2	26,631.4
14,819.6	-27.6	-	2,729.4	1,632.5	15,888.8	16,368.6	12,664.4
10,983.2	-23.8	-	1,160.8	1,632.5	10,487.6	10,791.5	6,309.4
3,836.4	-3.8	-	1,568.6	-	5,401.2	5,577.1	6,355.0
58,272.6	-14.9	859.0	5,575.5	2,427.9	62,264.3	53,402.9	49,135.9
16,862.1	-2.7	312.4	1,736.8	178.6	18,729.9	39,152.4	39,200.3
-	-	-	-	-	-	11,951.3	11,773.3
16,862.1	-2.7	312.4	1,736.8	178.6	18,729.9	27,201.1	27,427.0
18,282.1	6.1	327.7	1,150.7	16.7	19,749.9	5,709.8	3,811.1
23,128.3	-18.3	218.9	2,118.6	1,663.1	23,784.5	6,370.6	5,975.8
-	-	-	-	-	-	2,170.0	148.7
-	-	-	569.5	569.5	-	-	-
110.3	-	-	-	-	110.3	6,827.8	16,017.4
0.0	-	-	-	-	0.0	5,296.4	4,651.0
0.0	-	-	-	-	0.0	-	9,768.3
110.4	-	-	-	-	110.4	1,531.4	1,598.1
73,202.5	-42.6	859.0	8,304.9	4,060.4	78,263.5	103,367.5	104,449.0

Auditors' report
(Report of the independent auditors)

Report on the consolidated financial statements
We have audited the enclosed consolidated financial statements of BWT Aktiengesellschaft, Mondsee, for the financial year running from January 1, 2007 to December 31, 2007. These consolidated financial statements comprise the consolidated balance sheet as at December 31, 2007, the consolidated profit and loss account, the consolidated cash flow statement and the consolidated shareholders' equity for the financial year ended December 31, 2007, as well as a summary of the material accounting and valuation principles applied and other information in the notes.

Responsibility of the legal representatives for the consolidated financial statements
The legal representatives of the company are responsible for preparing the consolidated financial statements that provide as accurate a picture as possible of the Group's net worth, financial and earnings position in accordance with the International Financial Reporting Standards (IFRSs), as they are to be applied in the EU. This responsibility includes: layout, implementation and maintenance of an internal control system, to the extent this is of significance for preparing the consolidated financial statements and the provision of as accurate a picture as possible of the Group's net worth, financial and earnings position, so that these consolidated financial statements are free of material misstatement, regardless of whether this is the result of intentional or accidental errors; the selection and use of suitable accounting and valuation principles; the carrying out of estimates which appear reasonable taking into account the given conditions.

Responsibility of the auditors
Our responsibility is to submit an opinion, based on our audit, on these consolidated financial statements. We conducted our audit in accordance with the legal regulations in force in Austria and with the International Standards on Auditing (ISAs) published by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC). These principles require that we comply with the rules of professional conduct and that the audit is to be planned and performed in such a way that we can form a reasonably reliable opinion about whether the consolidated financial statements are free of material misstatement.

An audit involves carrying out individual actions to obtain evidence during the audit to support the figures and other information in the consolidated financial statements. The individual actions are selected at the discretion of the auditors, taking into account their assessment of the risk of material misstatement occurring regardless of whether this is the result of intentional or accidental errors. In undertaking these risk assessments, the auditor takes into account the internal control system, to the extent that it is significant for the preparation of the consolidated financial statements and the provision of as accurate a picture as possible of the Group's net worth, financial and earnings position, in order to determine suitable individual actions, although not to pass judgment on the effectiveness of the Group's internal control system. The audit also involves assessing the appropriateness of the accounting and valuation principles used and the significant estimates made by the legal representatives, as well as a critical examination of the overall picture presented by the consolidated financial statements.

We believe we have obtained sufficient and appropriate evidence during the audit for the latter to provide a reasonable basis for our assessment.

Assessment
Our audit did not give rise to any objections. Based on the insights gained during the audit, it is our opinion that the consolidated financial statements are in accordance with the statutory regulations and provide as accurate a picture as possible of the Group's net worth and financial position as at December 31, 2007 as well as of the Group's earnings position and cash flows for the financial year from January 1, 2007 to December 31, 2007 in accordance with the International Financial Reporting Standards (IFRS), as they are to be applied in the EU.

Report on the consolidated management report
The consolidated management report is to be assessed, based on the statutory regulations in force in Austria, as to whether it is in line with the consolidated financial statements and whether the other information in the consolidated management report suggests an accurate Group situation.

In our opinion the consolidated management report is in line with the consolidated financial statements.

Salzburg, March 7, 2008

Mag. Walter Mueller
(Qualified auditor)

Mag. Harald Breit
(Qualified auditor)

Deloitte Salzburg Wirtschaftsprüfungs GmbH

Report of the Supervisory Board

During the 2007 financial year, the Supervisory Board has met its legal and statutory obligations and was continuously informed of the position and development of the company and of the Group in the course of four meetings, as well as through verbal and written reports from the Management Board.

The annual financial statements including the Management Report for BWT Aktiengesellschaft as at December 31, 2007 and the consolidated financial statements were examined by the auditors appointed at the 17th Annual General Meeting held on May 24, 2007, Deloitte Salzburg Wirtschaftsprüfungs GmbH.

As a result of this audit, the following unqualified audit report was granted for the individual and consolidated statements:

- The audit did not give rise to any objections. Based on the insights gained during the audit, it is the opinion of the auditor that the annual financial statements are in accordance with the statutory regulations and provide as accurate a picture as possible of the net worth and financial position of BWT Aktiengesellschaft as at December 31, 2007 as well of the company's earnings position for the financial year from January 1, 2007 to December 31, 2007 in accordance with Austrian principles of proper accounting. The Management Report is in line with the annual financial statements.

- The audit did not give rise to any objections. Based on the insights gained during the audit, it is the opinion of the auditor that the consolidated financial statements are in accordance with the statutory regulations and provide as accurate a picture as possible of the Group's net worth and financial position as at December 31, 2007 as well as of the Group's earnings position and cash flows for the financial year from January 1, 2007 to December 31, 2007 in accordance with the International Financial Reporting Standards (IFRS), as they are to be applied in the EU. The Management Report is in line with the consolidated financial statements.

The Supervisory Board has approved the annual financial statements of BWT Aktiengesellschaft and the consolidated financial statements as at December 31, 2007 prepared by the Management Board. They are thereby endorsed in accordance with Article 125, paragraph 2 of the Austrian Joint Stock Corporation Law. Furthermore, the Supervisory Board agrees with the Management Board's proposal for the distribution of profits.

Mondsee, March 27, 2008

Dr. Leopold BEDNAR
Chairman of the Supervisory Board

BWT Group Locations

Headquaters

A-5310 Mondsee, Walter-Simmer-Strasse 4
Phone +43-6232-5011-0
Fax +43-6232-4058
E-Mail: office@bwt.at
www.bwt-group.com

BWT locations

AUSTRIA
BWT Austria GmbH
A-5310 Mondsee, Walter-Simmer-Strasse 4
Phone +43-6232-5011-0
Fax +43-6232-4058
E-Mail: office@bwt.at
www.bwt-group.com

Aqua Service GmbH
A-5310 Mondsee, Vogelsangstrasse 3
Phone +43-6232-5011-1400
Fax ext 1495
E-Mail: office@aquaservice.at
www.aquaservice.at

arcana pool systems GmbH
A-2201 Gerasdorf bei Wien, Brünner Str. 186
Phone +43-2246-28555
Fax +43-1-2246-28555-10
E-Mail: office@arcana.at
www.arcanapoolsystems.com
www.mypool.at

Manufactur für Glas und Spiegel GmbH
A-9523 Villach/Landskron, Emailwerkstr. 25
Phone +43-4242-41671-0
Fax ext 6
E-Mail: office@neher.at
www.neher.at

BELGIUM
BWT Belgium N.V.
B-1930 Zaventem, Leuvensesteenweg 633
Phone +32-27 58 03 10
Fax +32-27 58 03 33
E-Mail: bwt@bwt.be
www.bwt.be

Benchem N.V.
B-3190 Boortmeerbeek, Industrieweg 8
Phone +32-16-660 77 71
Fax +32-16-660 75 55
E-Mail: info@benchem.be
www.benchem.be

DENMARK
HOH Water Technology A/S
DK-2670 Greve, Geminivej 24
Phone +45-43-600 500
Fax +45-43-600 900
E-Mail: hoh@hoh.dk
www.hoh.dk

Safety Covers A/S
DK-8963 Auning, Mortensensvej 26
Phone +45-86 48 45 00
Fax +45-86 48 44 62
E-Mail: mail@safetycovers.dk
www.safetycovers.dk

GERMANY
BWT Wassertechnik GmbH
D-69198 Schriesheim, Industriestrasse 7
Phone +49-6203-73-0
Fax ext 102
E-Mail: bwt@bwt.de
www.bwt.de

FuMA-Tech Gesellschaft für funktionelle
Membranen und Anlagentechnologie GmbH
D-66386 St. Ingbert, Am Grubenstollen 11
Phone +49-6894-9265-0
Fax ext 99
E-Mail: office@fumatech.de
D-71665 Vaihingen/Enz, Steinbeisstrasse 41 - 43
Phone +49-7042-97024-0
Fax ext 99
E-Mail: skb@fumatech.de
www.fumatech.de

water+more by BWT GmbH
D-65183 Wiesbaden, Spiegelgasse 13
Phone +49-611-580 19-0
Fax +49-61-580 19-22
E-Mail: info@water-and-more.de
www.water-and-more.com

FINLAND
HOH Separtec Oy
P.O. Box 19
Varppeenkatu 28, FIN-21201 Raisio
Phone +358-2-4367 300
Fax +358-2-4367 355
E-Mail: hoh@hoh.fi
www.hoh.fi

FRANCE
BWT France SAS
103, rue Charles Michels
F-93206 Saint Denis Cedex
Phone +33-1-49 22 45 00
Fax +33-1-49 22 45 45
E-Mail: bwt@bwt.fr

Office: Permo
103, rue Charles Michels
F-93206 Saint Denis Cedex
Phone +33-1-49 22 46 46
Fax +33-1-49 22 46 50
E-Mail: permo@permo.tm.fr
www.permo.tm.fr

Office: Cillit
F-67013 Strasbourg Cedex
15 a, Avenue de l'Europe
B.P. 80045 – Schiltigheim
Phone +33-3-90 20 04 20
Fax +33-3-88 83 50 90
E-Mail: sebastien.marlier@cillit.tm.fr
www.cillit.tm.fr

CPED SAS – Centre Pilote Eau Douce
F-95805 Cergy Pontoise Cedex
14, rue du Petit Albi - BP 38400
Phone +33-1-34 20 10 70
Fax +33-1-34 20 10 72
E-Mail: thierry.tokatlian@cped.fr
www.cped.fr

CPS SAS
F-95805 Cergy Pontoise Cedex
14, rue du Petit Albi - BP 38400
Phone +33-1-34 20 16 87
Fax +33-1-34 20 16 89
E-Mail: thierry.tokatlian@cped.fr

water+more by BWT
F-93206 Saint Denis Cedex
103, rue Charles Michels
Phone +33-1-64 66-88 35
Fax +33-1-64 77-25 03
www.water-and-more.com

ITALY
Cillichemie Italiana Srl
I-20129 Milano, Via Plinio, 59
Phone +39-02-2046343
Fax +39-02-201058
E-Mail: info@cillichemie.com
www.cillichemie.com

water+more Italia Srl
I-24121 Bergamo, Via Angelo Maj, 10
Phone +39-0352-107 38
Fax +39-035-383-02 72
www.water-and-more.com

MALTA
BWT International Trading Ltd.
Plaza Commercial Centre
Level 5 - Suite 2A
Bisazza Street, Sliema SLM 1608
Phone +356-213 20 222
Fax +356-213 20 223
E-Mail: international.trading@bwtmalta.com.mt

ANNA International Ltd.
Plaza Commercial Centre
Level 5 - Suite 2A
Bisazza Street, Sliema SLM 1608
Phone +356-213 35 174
E-Mail: office@annafilters.com
www.annafilters.com

NORWAY
Delivery address:
HOH Birger Christensen AS
Baker Østbys vei 20
N-1351 Rud
Postal address:
P.O. Box 13
N-1309 Rud
Phone +47-67-17 70 00
Fax +47-67-17 70 01
E-Mail: firmapost@hoh.no
www.hoh.no

POLAND
BWT Polska Sp. z o.o.
PL 01-304 Warszawa, Połczynska 116
Phone +48-22-665 26 09
Fax +48-22-664 96 12
E-Mail: bwt@bwt.pl
www.bwt.pl

SWEDEN
HOH Vattenteknik AB
Jägershillsgatan 18
S-213 75 Malmö
Postal address:
Box 9226
S-200 39 Malmö
Phone +46-40-691 45 00
Fax +46-40-21 20 55
E-Mail: info@vattenteknik.se
www.vattenteknik.se

SWITZERLAND
Christ AQUA AG
CH-4147 Aesch, Neuhofweg 53
Postfach 127
Phone +41-61-755 88 99
Fax +41-61-755 88 90
E-Mail: info@christ-aqua.ch
www.christ-aqua.ch
www.christ-aquadrink.ch

Quality Tech AG
Im Grüt 1
CH-4225 Brislach
Phone +41 061 789 25 27
Fax +41 061 789 25 28
E-Mail: info@qualitytech.ch
www.aquavitalis.ch

SPAIN
Cilit SA
E-08940 Cornellá de Llobregat, Barcelona
P. I. del Este, Silici, 71 - 73
Phone +34-93-474 04 94
Fax +34-93-474 47 30
E-Mail: cilit@cilit.com
www.cilit.com

water+more Iberica
World Trade Center
E-08039 Barcelona
Moll de Barcelona, Edifico Sur 2° Planta
Phone +34-93-344-32 00
Fax +34-93-75 21-498
www.water-and-more.com

CZECH REPUBLIC
BWT Česká republika s.r.o.
CZ 251 01 Říčany, Lipová 196 - Čestlice
Phone +420-272 680 300
Fax +420-272 680 299
E-Mail: info@bwt.cz
www.bwt.cz

HUNGARY
BWT & Christ Hungária Kft.
H-2040 Budaörs, Kamaraerdei út 5
Phone +36-23-430-480
Fax DW 482
E-Mail: bwtchrist@bwtchrist.hu
www.bwtchrist.hu

UKRAINE
BWT Ukraine Ltd.
Moskovskiy Av. 21 Ä
UA 04073 Kiev, Ukraine
Phone +38 0440 390 76 18
Fax +38 044 390 76 19
E-Mail: bwt@bwt.com.ua
www.bwt.com.ua

USA
BWT USA
c/o Christ Water Technology Americas, LLC
255 Myrtle Street
New Britain, CT 06053-4161, USA
Phone +1-877-912-5500
Fax +1-877-914-5500
E-Mail: info@christwater-americas.com
www.christwater-americas.com

CHINA
BWT Water Technology (Shanghai) Co. Ltd.
No. 248 Xintuan Road, Quingpu Industry Zone
207707 Shanghai
P. R. China
Phone +86-21-5986-7100
Fax +86-21-5986-7101
E-Mail: info@bwt.cn
www.bwt.cn

Financial calendar 2008:

2007 Annual results (Vienna)	28 March 2008
Annual General Meeting (Mondsee)	20 May 2008
Ex-dividend date	28 May 2008
Dividend payment date	02 June 2008
Letter to Shareholders I/2008	09 May 2008
Letter to Shareholders II/2008	08 August 2008
Letter to Shareholders III/2008	14 November 2008

Imprint:
BWT Annual Report 2007

Edition and Layout:
BWT Aktiengesellschaft

Information and Inquiries:
BWT Aktiengesellschaft
A-5310 Mondsee
Walter-Simmer-Strasse 4
Phone +43-6232-5011-1113
Fax +43-6232-5011-1191
E-mail: investor.relations@bwt-group.com

www.bwt-group.com

www.bwt-group.com

END